08005125

File No. 82-34950

Sep 25, 2008

Office of Investor Education and Assistance
Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SEC Mail Processing
Section
SEP 26 2008
Washington, DC
110

Re: GMO Internet Inc.-12g3-2(b) exemption

SUPPL

To: Office of Investor Education and Assistance

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed y GMO Internet since May 13,2008 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b) (4) or as otherwise already available, English translations or summaries are attached.

If you have any further questions or requests for additional information please do not hesitate to contact Manager of General Affairs Department, at +81-3-5456-2731(telephone) or +81-3-3780-2611(facsimile).

Sincerely,

GMO Internet Inc.

By [signature]

Name: Takayuki Meguro

Title: Manager of General Affairs Department

PROCESSED
OCT 01 2008
THOMSON REUTERS

Enclosures: Annex A

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
May 19,2008

A. ENGLISH LANGUAGE DOCUMENTS

(1) **May 19,2008**
NIKKO Inc. to Become Consolidated Subsidiary in Capital Partnership.

(2) **May 19,2008**
Revision to Consolidated Full Year Results Forecast for the Year Ending December 2008.

(3) **May 20,2008**
Transfer of Corporate Sales Division (Restructuring of GMO Internet.

(4) **June 17,2008**
Change of GMO Internet Board of Directors Position Titles and Management Division.

(5) **June 23,2008**
Bondholder Request for Early Redemption of Bonds with Equity Warrants.

(6) **August 12,2008**
Revision to Interim Results for the Year Ending December 2008.

(7) **August 14,2008**
Partial Revision to the First Quarter Financial Statement for the Term Ending December 2008.

(8) **August 14,2008**
Interim Financial Statement for the Year Ending December 2008.

(9) **September 2, 2008**
Change in Organization Structure and Director Responsibility.

May 19, 2008

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

NIKKO Inc. to Become Consolidated Subsidiary in Capital Partnership

The GMO Board of Directors meeting convened today, decided to take a stake in NIKKO Inc, and to make it a subsidiary. Nikko is an Internet advertising company strong in interactive marketing (marketing that directly engages the consumer).

1. Reasons For Equity Participation

According to a 2007 Dentsu report on advertising expenditure in Japan, in that year the Internet advertising market was worth ¥600.3 billion yen (up 124.4% over the previous year), and accounted for 8.6% of total advertising expenditure as a result of the rapid growth in scale of industry. Within the Internet advertising market the SEM (Search Engine Marketing) market worth ¥128.2 billion (up 137.8% over the previous year) has experienced particularly strong growth in comparison to other Internet media.
Since the GMO Internet Group withdrew from the Internet finance business in August last year, it has focused resources on its Internet Use Support (Infrastructure) and Internet Advertising Support (Media) business segments and staged a successful revival in the Internet arena. In particular, the group has achieved strong results in the Internet Media segment centered around the Media and Search Media business. We are confident that going forward, this business will continue to drive growth. At the same time, we are working toward further strengthening Internet advertising sales by leveraging our 570,000 company-strong customer base.
NIKKO is an Internet advertising company strong in interactive marketing. The company provides comprehensive and strategic SEM planning and consulting services. GMO Internet decided to acquire a stake in NIKKO to strengthen SEM strategy and Internet advertising sales in its own Media segment.
GMO Internet will acquire 1,600 shares to be issued by NIKKO in a third party allocation of new shares on May 23, 2008. The company will also acquire all 800 shares held by Masatoshi Kumagai (GMO Internet CEO and Representative Director), a major shareholder in NIKKO. The total number of shares to be acquired by GMO Internet is 2,400.

2. Subsidiary (NIKKO Inc.) Outline

(1) Company Name	NIKKO Inc.

(2) CEO	Makoto Hashiguchi
(3) Address	5-52-2 Jingumae, Shibuya-ku, Tokyo
(4) Established	September 11, 2006
(5) Main Areas of Business	An advertising company strong in interactive marketing Internet advertising (PC, mobile) Magazine, newspaper, TV, radio and SP advertising SEM consulting Web production Advertising design and production
(6) Fiscal Year	June
(7) No. of Employees	116 (End of April 2008)
(8) Capital	¥100,000,000
(9) No. of Outstanding Shares	2,000
(10) Major stockholders and ownership ratio	Yorihiko Kato (60%) Masatoshi Kumagai (40%)
(11) Business Relationship with this company	A business relationship in advertising distribution related business

(12) Business Performance in the Three Most Recent Fiscal Years

Fiscal Year	June 2007 (note*)	—	—
Sales (¥millions)	5,703	—	—
Operating Profit (¥millions)	-124	—	—
Ordinary Profit (¥millions)	-133	—	—
Net Profit (¥millions)	-133	—	—
Total Assets (¥millions)	2,316	—	—
Net Assets (¥millions)	-33	—	—
Dividend per share	0		

(note*) The June 2007 fiscal year was an eight month year (November 2006 – June 2007)

3. Number of Shares Acquired, Acquisition Cost and Number of Shares Held Before and After Acquisition

GMO Internet will acquire a total of 2,400 shares. The company will receive all 1,600 shares (¥50,000 per share), to be issued in a third party allocation by NIKKO, in addition to all 800 shares (¥50,000 per share) held by Masatoshi Kumagai, a major NIKKO shareholder (and CEO and Representative Director of GMO Internet). The two companies agreed to the price of ¥50,000 per share after analyzing the value of shareholder equity calculated by an independent party. (Valuation range: ¥48,500 - ¥68,000). It was also agreed that stock held by Masatoshi Kumagai would be acquired at the same price.

Due to conflicting interests, Masatoshi Kumagai did not participate in any Board of Director Meeting discussions or decisions regarding this matter.

(1) Number of shares held before acquisition	0	(Ownership ratio 0%)
	(Number of voting rights)	
(2) Number of shares to be acquired	2,400	(Total value of acquisition ¥120 million)
	(Number of voting rights)	
(3) Number of shares held after acquisition	2,400	(Ownership ratio 66.7%)
	(Number of voting rights)	

4. Schedule

May 19, 2008	GMO Internet Board of Directors meeting
May 20, 2008	Acquisition of shares to acquired by transfer
May 26, 2008	Acquisition of shares to acquired through third party allocation

5. Outlook

Full Year Forecast for the Year Ending December 2008 (01.01.2008 – 12.31.2008)

	Year Ending December 2008	Including Expected Impact of New Subsidiary
Consolidated Sales	39,000 (¥millions)	3,000 (¥millions)
Consolidated Operating Profit	4,500 (¥millions)	¥0
Consolidated Ordinary Profit	4,200 (¥millions)	¥0
Net Profit	1,700 (¥millions)	¥0
Net Profit per Share	¥16.91	¥0

Impact of the NIKKO stock acquisition on consolidated performance will not be clear until after the effect acquisition date, June 30, 2008.

Please refer also to the disclosure statement released today entitled Revision to Consolidated Full Year Results Forecast for the Year Ending December 2008, for further details.

May 19, 2008

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Revision to Consolidated Full Year Results Forecast for the Year Ending December 2008

GMO Internet Inc. announces the following revisions to full-year (01.01.2008–12.31.2008) results forecast in the Fiscal Year 2007 Financial Statement released on February 14, 2008.

1. Revision to Full-Year Results Forecast (01.01.2008-12.31.2008)

(Unit:¥millions)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (February 14, 2008)	36,000	4,500	4,200	1,700
New Forecast (b)	39,000	4,500	4,200	1,700
Amount of Change (b-a)	3,000	—	—	—
Percentage Change	8.3%	—	—	—
(Reference) Actual Results in the Previous Term (Interim Results for the Fiscal Year Ended 12/2007)	46,315	-8,922	-9,666	-17,598

2. Reasons for Revised Forecast

We expect sales to rise 3 billion yen following the acquisition announced today (May 19, 2008) of NIKKO Inc. There are no revisions to forecast operating profit, ordinary profit or net profit. The impact of the NIKKO stock acquisition on consolidated business performance will be calculated after the acquisition date (June 30, 2008).

These forecasts are based on information available at the time of release and include factors that are largely indeterminable. Actual results may vary from the projected figures as a result of changes in business conditions.

May 20, 2008

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp/en

Transfer of Corporate Sales Division
(Restructuring of GMO Internet Group)

At the GMO Internet, Inc. Board of Directors meeting convened today it was resolved to transfer the entire operations of the company's Corporate Sales division to the group e-commerce solutions subsidiary GMO Solution Partner, Inc. with the objective of consolidating resources and further strengthening the GMO Internet Group e-commerce solutions business.

1 . Reasons for the Transfer of Business

The company's Corporate Sales division was established on January 1, 2006 to focus on sales of preferential search ranking service, JWord. Since then, it has developed a comprehensive line up of e-commerce solutions that provide web design, order management, customer management, stock management, advertising support, payment processing, and security services, all the services needed to construct and operate an e-commerce business. The division has continuously worked to develop its e-commerce solutions business.

In order to be able to respond to the needs of customers expanding business within the e-commerce market and seeking simpler, lower-cost online store operation, GMO Internet established GMO Solution Partner. on March 1, 2007 in partnership with Sagawa Express Co. Ltd, a company that owns mail order business distribution infrastructure.

In order to further strengthen the GMO Internet Group e-commerce solutions businesses, the group is consolidating its e-commerce businesses under GMO Solution Partner and actively developing valued added solutions for customers.

2 . Transfer of Business

(1) Outline of the Business Division to be Transferred (Corporate Sales)

The Corporate Sales division operates a comprehensive online store construction and operation business aimed primarily at the business market. The one-stop service offers web design, order management, customer management, stock management, advertising support, payment processing, and security services, all the services needed to construct and operate an e-commerce business. The division also operates the online store marketing business comprising sales of the GMO Internet Group search service, JWord and SEO (Search Engine Optimization) services.

(2) Operating Results in the Division to be Transferred (Corporate Sales Division)

Corporate Sales Division	FY 2006	FY 2007
Sales	2,022 (¥millions)	1,798 (¥millions)
Gross Profit	1,224 (¥millions)	998 (¥millions)
Operating Profit	36 (¥millions)	- 58 (¥millions)
Ordinary Profit	39 (¥millions)	-50 (¥millions)

(3) Assets and Liabilities to be Transferred: Line Item and Amount (Close of March 2008)

Assets		Liabilities	
Item	Book Value	Item	Book Value
Current Assets	244 (¥millions)	Current Liabilities	180 (¥millions)
Tangible Fixed Assets	22 (¥millions)	Net Assets Total	100 (¥millions)
Intangible Fixed Assets	14 (¥millions)		
Assets Total	280 (¥millions)	Liabilities/ Net Assets Total	280 (¥millions)

(4) Value of Transfer and Method of Payment

The Corporate Sales division will be sold for the value of net assets at the end of June 2008.

A cash settlement will take place at the end of July.

3. Outline of Transferee (GMO Solution Partner, Inc.)

(1)	Company Name		GMO Solution Partners, Inc.
(2)	Main Business		Sales of e-commerce site construction solutions and operation support services
(3)	Date of Establishment		March 2007
(4)	Address of Headquarters		3-12-18 Shibuya, Shibuya ku, Tokyo, JAPAN
(5)	CEO		Representative Director, Kenichiro Matsubara
(6)	Capital		¥50,000,000
(7)	Employees		73 (May 1, 2008)
(8)	Major Shareholders and Ownership Ratio		GMO Internet, Inc. (76%), Sagawa Express Co. Ltd. (14%)
(9)	Relationship to the Company	(Capital)	A consolidated subsidiary
		(Personal)	Three members of the GMO Internet Board of Directors are also Directors of GMO Solution Partner. (Appointments at GMO Solution Partner shown in parentheses) GMO Internet Representative Director, Masatoshi Kumagai (Chairman of Board of Directors) GMO Internet Managing Director, Masashi Yasuda (Auditor) GMO Internet Director, Kenichiro Matsubara (Representative Director)
		(Business)	Business transactions with advertising distribution and e-commerce service businesses.

4. Schedule

May 20, 2008	Board of Directors Meeting
May 20, 2008	Establishment of Transfer of Business Contract
July 1, 2008	Transfer of Business Date

5. Business Performance Outlook Following Transfer of Business

The above transfer of business will have minimal impact on business performance.

June 17, 2008

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Change of GMO Internet Board of Directors Position Titles and Management Division

The GMO Internet Board of Directors has resolved to make the following changes to divisions of management etc. These changes are effective July 1, 2008.

Title	Name	Area of Responsibility /Other Title	Former Title
CEO and Representative Director	Masatoshi Kumagai	Group Representative	
Managing Director	Masashi Yasuda	Group Management Divisions	Management of Directors, Strategic Planning Department and IR Section
Managing Director	Hiroyuki Nishiyama	Group Business Relations Group System Support Office / Innovation and Technology System Office	
Executive Director	Kazuhiko Miyazaki	Sales Divisions (Responsible for IxP Business Department / Media Sales Department / Marketing Sales Department / Sales Strategy Department)	General Manager, Media Sales Department
Executive Director	Tadashi Ito	General Manager, Group Business Promotion Department	Director
Director	Mitsuru Aoyama	CEO, GMO Hosting & Security, Inc.	
Director	Kenichiro Matsubara	CEO, GMO Solution Partner, Inc.	General Manager, Corporate Sales Department
Director	Koichi Tachibana	General Manager, Legal Office	
Director	Naoya Watanabe	General Manager, Executive Office	

Director	Toshihiko Sugaya	Director of Personnel and General Affairs	
Director	Katsumi Arisawa	General Manager, Financial Department	General Manager, Strategic Planning Department
Director	Teruhiro Arai	General Manager, Investment Strategy Office	
Director	Shintaro Takahashi	CEO, Magclick, Inc.	

(Summary of Changes)

●CEO and Representative Director, Masatoshi Kumagai has been given the additional title Group Representative describing his role as representative of the GMO Internet Group.

●Managing Director, Masashi Yasuda was formerly responsible for Management of Directors, Strategic Planning Department and IR Section; this is now the Group Management Divisions. There is no change to the scope of Mr Yasuda's responsibilities.

●Managing Director, Hiroyuki Nishiyama takes charge of the Group Business Relations, chiefly responsible for business with subsidiaries and affiliated companies, the Group System Support Office, responsible for strengthening GMO Internet Group Systems, and the Innovation and Technology System Office, a division that surveys new trends in technology, researches and develops innovative Internet technology and plans and develops new systems.

●Executive Director, Kazuhiko Miyazaki assumes responsibility for the IxP Business Department, Media Sales Department, Marketing Sales Department, and Sales Strategy Department in order to consolidate and strengthen sales departments.

●The Japanese name of the IxP Business Department was revised. There is no revision to the English name.

●Tadashi Ito (Director) is promoted to Executive Director.

●The GMO Internet corporate sales division, Corporate Sales Department has been integrated into e-commerce solutions subsidiary GMO Solution Partner, Inc. operations in order to consolidate GMO Internet Group e-commerce and corporate solutions businesses. As a result Director Kenichiro Matsubara, formerly Sales Department General Manager will now focus his attention exclusively on the role of CEO, GMO Solution Partner, Inc.

●The Strategic Planning Department has been renamed Financial Department. There are no changes to the scope of responsibilities of Director, Katsumi Arisawa.

June 23, 2008

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Bondholder Request for Early Redemption of Bonds with Equity Warrants

GMO Internet, Inc. has received an early redemption request from a bondholder in relation to the Fourth Unsecured Convertible Bonds with Equity Warrants (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Priority among Bonds) (hereinafter referred to as "Bonds with Equity Warrants" issued on June 29, 2007 as follows.

Any changes to the following details will be promptly disclosed.

1. Name of Bonds
GMO Internet, Inc. Fourth Unsecured Convertible Bonds with Equity Warrants (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Priority among Bonds)

2. Early Redemption Procedure
June 23, 2008: Notification of Early Redemption / Expiration of Bond Certificate of Deposit
June 30, 2008: Date of Early Redemption (tentative)

3. Date of Early Redemption
June 30, 2008

4. Reasons for Early Redemption
We have received notification from bondholders that have elected to redeem bonds in accordance with 8. Redemption and Purchase (d) Early Redemption at the Option of the Bondholder of the terms and conditions of the Bonds with Equity Warrants.

5. Details of Early Redemption
(1) Total outstanding face value before redemption: ¥5,000,000,000
(2) Total outstanding after redemption: ¥3,750,000,000
(3) Total outstanding face value after redemption: ¥1,250,000,000

As a result of the early redemption 4,669,950 shares in residual stock (4.6% of outstanding stock) arising from these bonds will be extinguished.

6 . Early Redemption Resources and Impact on Earnings

The early redemption will be financed by long-term bank loan.

Although the execution of a bank loan will result in increased interest payments, the early redemption will have minimal impact on earnings.

Further, was no conversion to stock between the issue of these Equity Warrants and today June 23, 2008.

Reference: Outline of Bond Issue

(1) Date of Issue: June 29, 2007
(2) Total Amount of Issue: ¥5,000,000,000
(3) Outstanding Balance: ¥5,000,000,000
(4) Existing Bond Expiration Date: June 29, 2012
(5) Interest Rate: No interest rate attached
(6) Exercise Price: ¥803 per share (The initial exercise price was ¥849. There are no conditions attached to the exercise price that require it to be revised in accordance with stock price fluctuations. The initial exercise price was adjusted following a December 27, 2007 third party stock allocation.)

August 12, 2008

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Revision to Interim Results for the Year Ending December 2008

The following revisions have been made to the interim (01.01.2008–06.30.2008) results forecast announced in the document *Revision to Interim and Full Year Results for the Year Ending December 2008* released May 8, 2008.

1. Revision to Interim Results Forecast (01.01.2008-06.30.2008)

(1) Consolidated

(Unit: yen millions)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (May 8, 2008)	17,000	1,900	1,600	700
New Forecast (b)	17,204	2,001	1,815	973
Amount of Change (b-a)	204	101	215	273
Percentage Change	1.2%	5.3%	13.4%	39.0%
(Reference) Actual Results in the Previous Term (Interim Results for the Fiscal Year Ended 12/2007)	30,029	-10,495	-10,810	-15,699

(2) Non Consolidated

(Unit: yen millions)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (May 8, 2008)	6,700	600	750	800
New Forecast (b)	6,351	601	893	823
Amount of Change (b-a)	-349	1	143	23
Percentage Change	-5.2%	0.2%	19.1%	2.9%
(Reference) Actual Results in the Previous Term (Interim Results for the Fiscal Year Ended 12/2007)	6,589	788	738	-22,770

2. Revision to Full Year Results Forecast (01.01.2008 – 12.31.2008)

The full year consolidated results forecast has not been revised since May 19, 2008 (*Revision to Consolidated Full Year Results Forecast for the Year Ending December 2008)*. The non-consolidated full year results forecast has not been revised since May 8, 2008. (*Revision to Interim and Full Year Results for the Year Ending December 2008)*.

3. Reasons for Revised Forecast

(1) Consolidated Results Forecast

The Internet Infrastructure and Internet Media segments are performing solidly and we expect sales to exceed our initial forecast reaching 17.204 billion yen. Operating profit is expected to reach 2.001 billion yen, 101 million yen more than previously forecast. This is a result of a reduction in forecast business and SGA expenses as well as increased sales.

In regard to ordinary profit, increased operating profit and non-operating revenue arising from greater than first projected interest earned have led us to revise our forecast upward by 215 million yen to 1.815 billion yen. Despite extraordinary losses arising from the impairment of some assets, we expect net profit to reach 973 million yen, 273 million yen more than previously forecast. Contributing factors include extraordinary profit from a gain on reversal of allowance for doubtful debts recorded following the partial recovery of bankrupt receivables.

(2) Non Consolidated Results Forecast

Non-consolidated sales are expected to fall slightly coming in at 6.351 billion yen, 349 million yen under the previous forecast. However as a result of a reduction in forecast business and SGA expenses, operating profit is expected to top prior forecasts and reach 601 million yen. Ordinary profit is also expected to exceed earlier forecasts and should reach 893 million yen, 143 million yen over the previous forecast. Despite recording an extraordinary loss on evaluation of stock in a subsidiary we expect net profit to come in over previous forecasts at 823 million yen. This is a result of extraordinary profit recorded following the partial recovery of bankrupt receivables.

At this stage full year results forecasts are not being revised. However if it is determined that a change in the condition of business necessitates a revision, revised figures will be promptly disclosed.

These forecasts are based on information available at the time of release and include factors that are largely indeterminable. Actual results may vary from the projected figures as a result of changes in business conditions.

August 14, 2008

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp/en

Partial Revision to the First Quarter Financial Statement for the Term Ending December 2008

The following revisions have been made to the *First Quarter Financial Statement for the Term Ending December 2008* released on May 13, 2008 (revisions are underlined).

Please be aware that these revisions have arisen from a change in the division of business segments (*) and have no impact at all on the previously disclosed consolidated profit and loss statement.

(*) In consideration of service content, part of the sales and profit previously reported under Web development and e-commerce solutions in the Internet Advertising Support (Infrastructure) segment have been transferred to the Internet Advertising Support (Media) segment. As a result figures in both segments have been revised. Please note that this revision has no impact at all on the previously disclosed consolidated profit and loss statement.

■ Qualitative Information - Consolidated Operating Results (3 revisions)

(Prior to Revision)

Segment Report

Internet Use Support (Infrastructure)

Solid profit growth was evident in both the payment processing and web development & e-commerce solutions businesses. Contracts were up 66.9% year-on-year to 23,101 and sales reached 905,264,000 yen (23.4% year-on-year increase).

Overall sales in the Internet infrastructure segment including these five major business areas, were 4,926,611,000 yen (3.4% year-on-year increase). However as a result of increased operating expenses caused by an increase in amortization of leading investments in the security business, operating profit stood at 741,562,000 yen (6.6% decrease).

Internet Advertising Support (Media)

The first quarter saw solid performance in the Internet media and search media business that includes search ranking display services like SEO and the Japanese language search tool JWord, as well as search related advertising conducted in partnership with Overture. As a result it reported sales of 1,935,942,000 yen (14.2% year-on-year increase).

Overall sales in Internet Media, the segment encompassing the above businesses, were 3,720,802,000 yen (8.6% year-on-year increase), operating profit was at 379,559,000 yen (20.7% year-on-year increase).

(After Revision)

Segment Report

Internet Use Support (Infrastructure)

Solid profit growth was evident in both the payment processing and web development & e-commerce solutions businesses. Contracts were up 66.9% year-on-year to 23,101 and sales reached 775,813,000 yen (5.7% year-on-year increase).

Overall sales in the Internet infrastructure segment including these five major business areas, were 4,797,160,000 yen (0.7% year-on-year increase). However as a result of increased operating expenses caused by an increase in amortization of leading investments in the security business, operating profit stood at 700,530,000 yen (11.8% decrease).

Internet Advertising Support (Media)

The first quarter saw solid performance in the Internet media and search media business that includes search ranking display services like SEO and the Japanese language search tool JWord, as well as search related advertising conducted in partnership with Overture. As a result it reported sales of 2,065,393,000 yen (21.9% year-on-year increase).

Overall sales in Internet Media, the segment encompassing the above businesses, were 3,850,253,000 yen (12.4% year-on-year increase), operating profit was at 420,652,000 yen (33.8% year-on-year increase).

■ (Reference 1) (6 revisions)

Table: Quarterly Changes by Segment

I Sales by Segment

(Unit: ¥millions)

	(Prior to Revision) 2008 1Q	(After Revision) 2008 1Q
Internet Use Support (Infrastructure)		
Web development & EC solutions	905	775
Segment Sales Total	4,926	4,797
Internet Advertising Support (Media)		
Internet Media &Search Media	1,935	2,065
Total	3,801	3,931
Segment Sales Total	3,720	3,850

II Operating Profit by Segment

(Unit: ¥millions)

	(Prior to Revision) 2008 1Q	(After Revision) 2008 1Q
Internet Use Support (Infrastructure)	741	700
Internet Advertising Support (Media)	379	420

■ Segment Data (18 Revisions)

(Prior to Revision)

Current Quarter (FY2008 1st Quarter)

(Unit: ¥thousands)

Item	Internet Use Support (Infrastructure)	Internet Advertising Support (Media)	Other Businesses	Total	Intercompany Transaction Adjustment or all companies	Consolidated
Sales	4,926,611	3,720,802	40,484	8,687,898	- 43,348	8,644,550
Operating expenses	4,185,048	3,341,242	19,823	7,546,114	- 53,469	7,492,645
Operating Profit	741,562	379,559	20,661	1,141,784	10,121	1,151,905

After Revision

Current Quarter (FY2008 1st Quarter)

(Unit: ¥thousands)

Item	Internet Use Support (Infrastructure)	Internet Advertising Support (Media)	Other Businesses	Total	Intercompany Transaction Adjustment Or all companies	Consolidated
Sales	4,797,160	3,850,253	40,484	8,687,898	- 43,348	8,644,550
Operating expenses	4,096,629	3,429,601	19,823	7,546,054	- 53,408	7,492,645
Operating Profit	700,530	420,652	20,661	1,141,844	10,060	1,151,905

Interim Financial Statement for the Year Ending December 2008

August 14, 2008

Name of Listed Company: GMO Internet, Inc.

Exchange Listing: Tokyo Stock Exchange, First Section
Stock Code: 9449 URL: http://www.gmo.jp/en
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director Contact Number: +81-3-5456-2555
Date of Interim Report Release: September 26, 2008

(all amounts rounded down to the nearest million yen)

1. Consolidated Financial Results to June 2008 (01.01.2008 - 06.30.2008)

(1) Consolidated Operating Results

(percentages shown represent year-on-year % change)

	Sales		Operating Profit		Ordinary Profit		Interim Net Profit	
Six Months Ended	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%
June 30, 2008	17,204	-42.7	2,001	—	1,815	—	973	—
June 30, 2007	30,029	30.3	-10,495	—	-10,810	—	-15,699	—
FYE December 2007	46,315	—	-8,922	—	-9,666	—	-17,598	—

	Interim Net Profit per Share	Interim Net Profit per Share (Diluted)
Six Months Ended	¥	¥
June 30, 2008	9.69	—
June 30, 2007	-217.42	—
FYE December 2007	-231.72	—

(Reference) Earnings/Loss on Equity Method Investment

Jun 30, 2008: ¥0 million Jun 30, 2007:¥0 million Dec 31, 2007: ¥0 million

(Note: Consolidated results in the year ended December 2007 include earnings and profit in the finance segment, sold off in August 2007)

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of	¥ millions	¥ millions	%	¥
June 30, 2008	40,650	12,594	14.3	57.72
June 30, 2007	134,331	7,782	0.5	8.25
FYE December 2007	40,620	12,057	12.0	48.41

(Reference) Shareholders' Equity

Jun 30, 2008: ¥5,799,000,000 Jun 30, 2007: ¥652,000,000 Dec 31, 2007: ¥4,864,000,000

(3) Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash And Equivalents End of Term Balance
Six Months Ended	¥ millions	¥ millions	¥ millions	¥ millions
June 30, 2008	2,353	-1,348	-2,316	18,053
June 30, 2007	7,557	-9,131	-3,820	27,836
FYE December 2007	8,740	-1,812	-20,838	19,303

2. Dividends

	Dividend per Share				
Date of Record	End of 1st Qtr	End of 2nd Qtr	End of 3rd Qtr	End of Term	Full Year
	¥	¥	¥	¥	¥
Year Ended 12/2007	—	—	—	—	—
Year Ending 12/2008 (actual)	—	—	—	—	
Year Ending 12/2008 (forecast)	—	—	—	—	—

3. Consolidated Results Forecast for the Year Ending December 2008 (01.01.2008 – 12.31.2008)

(percentages shown represent year-on-year % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit		Net Profit per Share
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%	¥
Full Year	39,000	-15.8	4,500	—	4,200	—	1,700	—	16.91

4. Other

(1) Significant changes in subsidiaries in the current term (transfer of a subsidiary resulting in change in scope of consolidation): none

New: 0 companies (company name:) Excluded: 0 companies (company name:)

(Note: please refer to the section titled "The Corporate Group" (page 12) for details)

(2) Changes to accounting principles, procedures, and representation in relation to the creation of the interim consolidated financial statement (changes to significant fundamental items in the creation of the interim financial statement)

(i) Changes resulting from revisions to accounting standards: none

(ii) Changes other than those specified above: none

(3) No. of Outstanding Shares (Common Shares)

(i) No. of outstanding shares at end of the term (including treasury shares)

Jun 30, 2008: 100,484,441 Jun 30, 2007: 79,044,008 Year Ended 12/2007: 100,484,441

(ii) No. of treasury shares

Jun 30, 2008: 1,154 Jun 30, 2007: 784 Year Ended 12/2007: 1,048

(note: please refer to Per Share Data on page 42 for details)

(Reference) Summary of Non-Consolidated Financial Results

1. Non-consolidated Financial Results to June 2008 (01.01.2008- 06.30.2008)

(1) Non-Consolidated Operating Results (percentages shown represent year-on-year % change)

	Sales		Operating Profit		Ordinary Profit		Interim Net Profit	
Six Months Ended	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%
June 30, 2008	6,351	-3.6	601	-23.8	893	21.0	823	–
June 30, 2007	6,589	11.0	788	36.6	738	-44.3	-22,770	–
FYE December 2007	12,933	–	1,314	–	1,106	–	-25,625	–

	Interim Net Profit per Share
Six Months Ended	¥
June 30, 2008	8.19
June 30, 2007	-315.36
FYE December 2007	-337.42

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of	¥ millions	¥ millions	%	¥
June 30, 2008	20,882	2,101	10.1	20.91
June 30, 2007	38,691	-1,784	-4.6	-22.57
FYE December 2007	21,127	1,291	6.1	12.84

(Reference)Shareholders' Equity

Jun 30, 2008: ¥2,101,000,000 Jun 30, 2007: - ¥1,784,000,000 Year Ended 12/2007: ¥1,291,000,000

2. Non-Consolidated Results Forecast for the Year Ending December 2008 (01.01.2008 – 12.31.2008)

(percentages shown represent year-on-year % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit		Net Profit per Share
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%	¥
Full Year	13,500	4.4	1,600	21.7	1,750	58.2	1,800	–	17 91

Notes regarding the appropriate use of results forecasts and other items

The above projections are based on currently available information including factors that are largely indeterminable. Actual results may differ from these projections as a result of changes in the business environment and other factors.

1. Operating Results

(1) Operating Results Analysis

In the first half of fiscal year 2008, the US sub prime loan crisis of the previous year continued to cause instability in financial markets. Since the beginning of the year the yen has risen sharply and prices of crude oil and other resources have soared. As a result corporate earnings growth in the domestic market has remained flat and there is uncertainty over what lays ahead.
In the Internet market, the arena in which the company operates, the number of broadband service users reached 32.72 million at the end of March 2008 and the Internet continued to expand.

The GMO Internet Group focused management resources on Internet Use Support (Infrastructure) and Internet Advertising Support (Media) operations, building synergy between the two segments to ensure continued growth going forward.

In the period under review consolidated sales reached ¥17,204,689,000 (42.7% year on year decrease) operating profit was ¥2,001,278,000 (¥10,495,639,000 operating loss recorded in the previous corresponding period), and ordinary profit was ¥1,815,604,000 (¥10,810,303,000 ordinary loss recorded in the previous corresponding period). This significant year on year drop in sales due to the exclusion of finance segment results in the current term (included in the previous interim term), following the group's withdrawal from the business. Conversely, withdrawal from the Internet finance segment, the cause of substantial losses in the previous term, resulted in a major hike in operating and ordinary profits.

As the following segment report shows, performance in the Internet Infrastructure and Internet Media segments has been strong. Net profit rose significantly in the interim term to ¥973,903,000 (in the previous corresponding period an interim net loss of ¥15,699,005,000 was recorded) as a result of extraordinary profit recorded including gain on the sale of investment securities, gain on the recovery of bad debt previously written off and a gain on the sale of a business in a subsidiary. While extraordinary losses were recorded including impairment of investment securities and the impairment or retirement of other assets including software, retained losses were leveraged to reduce the corporate tax burden ratio.

Segment Report

Internet Use Support (Infrastructure)

In Internet Use Support (Infrastructure), domain registration, web hosting, website development & e-commerce solutions, security, and payment processing, the five major businesses in the segment continued to perform solidly.

The domain business exceeded 780,000 domain registrations, a 20% year-on-year increase.
The .asia domain was opened up for general registration in the first half of the year. Sales were up 12.3% year-on-year to ¥1,230,910,000.

In the web hosting business, disk capacity was boosted and functionality expanded in response to growing sophistication and diversification in client needs. Contracts were up 8.2% year-on-year to 360,000 and the business reported sales of ¥4,319,724,000 (4.2% year-on-year increase).

Solid profit growth was evident in the web development & e-commerce solutions businesses. Contracts were up 58.9% year-on-year to 25,000 and sales reached ¥1,490,874,000 (4.8% year-on-year increase). GMO System Consulting, Inc. (formerly Grandsphere Co. Ltd.) spun out its digital content sales ASP business into a company called GMO DIGITAL DISTRIBUTION, Inc. in order to keep pace with a growing digital content distribution and sales market.

In February the global expansion of the security business was continued with the launch of GlobalSign China in Shanghai. The business also worked toward improving usability for the customer and developed products designed to leverage group synergy including the Onamae.com x GlobalSign SSL Server Certificate Service. Sales, impacted by the transition to the GlobalSign brand, were at ¥539,385,000 (2.1% year on year increase).

The payment processing business saw an increase in merchants and expansion of the recurring payment sector. The business is actively expanding public sector payment operations and its credit card payment processing services were adopted by Katsushika ward in Tokyo as well as Owase city in Mie prefecture. As a result it reported sales of ¥1,054,861,000 (7.9% year-on-year increase). Results in the Internet Infrastructure segment, including these five major product areas, were as follows. Sales: ¥9,517,444,000 (1.1% year-on-year increase), Operating profit: ¥1,273,514,000 (1.6% year-on-year decrease).

Internet Advertising Support (Media)
According to Nielsen//NetRatings, GMO Internet Group is ranked the 6th largest media property in Japan with group media web sites attracting 22.78 million users in March 2008. These media assets are rapidly boosting profitability in the Internet media segment.
The first half of the year saw solid performance in Internet media & search media, business that includes SEM media services like SEO and the Japanese language search tool JWord, as well as search related advertising conducted in partnership with Overture. The business reported sales of ¥,4,287,497,000 (27.7% year-on-year increase).
Despite strong growth in mobile advertising, income in the advertising agencies business fell slightly as a result of a decrease in recruitment advertising. Sales were ¥3,025,427,000 yen (2.6% year-on-year increase). In the first half of the year the Internet Media segment the company acquired a stake in NIKKO, Inc. to strengthening Internet advertising sales and focus on the strategic development of SEM. The acquisition of NIKKO occurred at the end of the interim accounting term and therefore sales are not included in interim statement consolidated sales.
Overall sales in Internet Media, the segment encompassing the above businesses, were ¥7,745,250,000 (16.8% year-on-year increase), operating profit was ¥701,206,000 (31.0% year-on-year increase).

Other Businesses
The Internet Finance business, until last term reported as a separate business segment, was significantly reduced in scale following the sale of all shares held in GMO LOAN-CREDIT HOLDINGS, Inc. (now NC LOAN-CREDIT HOLDINGS, Inc.) on August 21, 2007, and the sale of all shares held in GMO Internet Securities Inc. on August 13, 2007. Due to the reduced significance of Internet finance businesses they are now reported under other business.
The venture capital business, the only business operating in the Other Businesses segment in the first half, saw a return on investment following the partial sale of its stake in a company that went public.
Results in Other Businesses were as follows; Sales: ¥67,024,000 Operating Profit: ¥6,396,000.

Full Year Revision

Results in the first half of the year exceeded initial forecasts. Going into the second half of the year management continues to focus resources on the Internet Use Support (Infrastructure) and Internet Media Support (Advertising) segments as the group commits to improving business value by cultivating synergy between the two segments.

Full year forecasts are as follows.

(Projections are based on information available at the present time and include judgments based on factors that are largely indeterminable. Actual results may differ from the figures below as a result of changes in the business environment and other factors.)

Consolidated Results Forecast (01.01.2008 – 12.31.2008)

	Fiscal Year Ending December 2008	Percentage Change (Year-on-Year)	Fiscal Year Ended December 2007
	¥ millions	%	¥ millions
Sales	39,000	-15.8	46,315
Operating Profit	4,500	–	-8,922
Ordinary Profit	4,200	–	-9,666
Net Profit	1,700	–	-17,598

Non-Consolidated Results Forecast (01.01.2008 – 12.31.2008)

	Fiscal Year Ending December 2008	Percentage Change (Year-on-Year)	Fiscal Year Ended December 2007
	¥ millions	%	¥ millions
Sales	13,500	4.4	12,933
Operating Profit	1,600	21.7	1,314
Ordinary Profit	1,750	58.2	1,106
Net Profit	1,800	–	-25,625

(2) Analysis of Financial Condition

Assets, Liabilities, and Net Assets

Significant changes in the state of assets, liabilities and net assets between December 31, 2007 and June 30, 2008, are as follows.

In the assets column trade notes and accounts receivable increased by ¥951,458,000 primarily as a result of NIKKO becoming a consolidated subsidiary. Investment securities fell ¥238,170,000 due to the sale of securities and fluctuations in market value. The balance of total assets was up ¥30,305,000 to ¥40,650,532,000.

Under liabilities, trade notes and accounts payable increased by ¥864,150,000, also mostly a result of NIKKO becoming a consolidated subsidiary. Short term loans were partially repaid and reduced by ¥10,500,000,000 while unsecured convertible bonds with equity warrants were reduced to ¥3,750,000,000 following partial redemption. These were refinanced with new long term loans and as a result long term loans and current portion of long term debt increased by ¥12,238,000. A decline of ¥506,427,000 in liabilities was recorded and the final balance stood at ¥28,055,879,000.

In regard to net assets, capital was reduced ¥11,355,142,000 to ¥1,276,834,00, and capital surplus was reduced from ¥14,270,458,000 to ¥0 in a capital reduction and transfer from capital surplus to earned surplus. Earned surplus stood at ¥4,499,728,000 following increases resulting from interim net profit totaling ¥973,903,000 and ¥25,625,600,000 transferred from capital surplus. Shareholders' equity was up ¥935,272,000 to ¥5,799,734,000. Net assets stood at ¥536,733,000 to ¥12,594,653,000 following an increase in shareholders' equity and decrease in minority equity.

Cash Flow

In the first half of the year, consolidated cash flow provided by operating activities was ¥2,353,660,000 while cash flow used in investing activities was down to ¥1,348,061,000 and ¥2,316,182,000 was used in financing activities. As a result, the balance of consolidated cash and cash equivalents stood at ¥18,053,542,000 at the end of the first six months of the fiscal year.

The following is a summary of cash flow activity in the interim term.

Cash flow provided by operating activities totaled ¥2,353,660,000 (¥7,557,221,000 in the previous

corresponding term). Major items included net interim profit before tax and other adjustments amounting to ¥1,942,029,000, non cash expenses including depreciation (¥364,017,000) and goodwill amortization (¥496,971,000) as well as corporate and other tax payments totaling ¥859,762,000.
Cash flow used in investing activities was ¥1,348,061,000 (¥9,131,811,000 was used in the previous corresponding term). Contributing factors include ¥520,313,000 in expenditure on the acquisition of intangible fixed assets, income of ¥174,963,000 on the sale of investment securities, expenditure of ¥654,276,000 on the execution of loans receivable, the acquisition of treasury stock (reported as additional acquisition of subsidiary stock) by subsidiary, Magclick, Inc. (now GMO AD Partners, Inc.), and other subsidiary stock acquisition expenditure totaling ¥407,942,000.
Cash flow used in financing activities was ¥2,316,182,000 (¥3,820,865,000 was used in the previous corresponding term). Significant items included income from repayment of long term loans (¥12,500,000,000) expenditure of ¥3,750,000,000 arising from the redemption of bonds and payment of dividends to minority shareholders (¥279,081,000).

(Reference 1) Cash Flow Indicators

	Fiscal Year Ended 12/2004	Fiscal Year Ended 12/2005	Fiscal Year Ended 12/2006	Fiscal Year Ended 12/2007	Six Months Ended June 30, 2008
Shareholders' Equity Ratio	47.9	18.5	7.7	12.0	14.3
Shareholders' Equity Ratio (Market Value) (%)	817.3	388.8	37.8	92.8	107.8
Ratio of Cash Flow to Interest Bearing Liabilities	0.9	—	16.5	2.1	3.4
Interest Coverage Ratio	117.7	—	25.1	16.1	15.1

(Reference 2)

Table: Quarterly Changes by Segment

I Sales by Segment

(Unit: ¥millions)

		2007 2Q	2007 3Q	2007 4Q	2008 1Q	2008 2Q
Internet Use Support (Infrastructure)						
	Provider (ISP)	488	472	459	413	374
	Domain registration	555	476	523	617	613
	Web hosting	2, 097	2, 102	2, 088	2, 142	2, 176
	Web development & e-commerce solutions	688	741	957	775	715
	Security	239	209	223	275	263
	Credit card payment processing	479	449	500	519	535
	Other	105	111	135	51	41
	Segment Sales Total	4, 653	4, 562	4, 888	4, 797	4, 720
Internet Advertising Support (Media)						
	Internet media & search media	1, 662	1, 623	1, 731	2, 065	2, 222
	Internet advertising agencies	1, 365	1, 352	1, 735	1, 510	1, 514
	Other	283	318	371	354	322
	Total	3, 311	3, 294	3, 839	3, 931	4, 059
	Adjustment for internal transactions	(105)	(116)	(56)	(80)	(164)
	Segment Sales Total	3, 206	3, 178	3, 783	3, 850	3, 894
Other Businesses						
	Loans and credit business	6, 735	—	—	—	—
	Internet securities	469	—	—	—	—
	Other	0	1	2	40	26
	Segment Sales Total	7, 204	1	2	40	26
Adjustment for inter segment transactions		(94)	(57)	(73)	(43)	(81)
Consolidated Sales		14, 970	7, 685	8, 601	8, 644	8, 560

II Operating Profit by Segment

(Unit: ¥millions)

	2007 2Q	2007 3Q	2007 4Q	2008 1Q	2008 2Q
Internet Use Support (Infrastructure)	500	466	551	700	572
Internet Advertising Support (Media)	220	260	299	420	280
Other Businesses	−13, 166	−14	−14	20	−14
Sub total	−12, 445	713	836	1, 141	839
Adjustment for inter segment transactions	6	13	10	10	10
Consolidated Operating Profit	−12, 438	726	846	1, 151	849

(Reference 3)

Changes in Operating Results and Financial Condition by Quarter (Consolidated)

(Unit: ¥millions)

	2007 2Q	2007 3Q	2007 4Q	2008 1Q	2008 2Q
Operating Revenue	14, 970	7, 685	8, 601	8, 644	8, 560
Operating Profit	−12, 438	726	846	1, 151	849
Ordinary Profit	−12, 595	523	620	1, 028	786
Net Profit	−15, 944	3, 676	-5, 575	489	484
Total Assets	134, 331	43, 300	40, 620	39, 486	40, 650
Shareholders' Equity	652	4, 457	4, 864	5, 238	5, 799

Changes in Operating Results and Financial Condition by Quarter (Non-Consolidated)

(Unit: ¥millions)

	2007 2Q	2007 3Q	2007 4Q	2008 1Q	2008 2Q
Operating Revenue	3, 230	3, 071	3, 271	3, 230	3, 120
Operating Profit	330	256	269	345	255
Ordinary Profit	186	113	253	669	223
Net Profit	-23, 179	3, 068	-5, 922	664	158
Total Assets	38, 691	27, 269	21, 127	21, 697	20, 882
Shareholders' Equity	-1, 784	1, 272	1, 291	1, 942	2, 101

(3) Policy regarding distribution of dividends and dividend payouts in the current term

As part of our commitment to returning profits to shareholders it is our general policy to distribute 33% of consolidated net profit through dividend payouts. In the next term and beyond, we continue to strive toward the early resumption of dividends.

(4) Business Risks

(i) Competition

The group provides competitive services that respond to the needs of users in two main business segments. The Internet Use Support (Infrastructure) business segment includes domain registration, web hosting, web development & e-commerce solutions and payment processing services. The Internet Advertising Support (Media) segment consists of the Internet media & search media business and the Internet advertising agencies business. We believe our predominance in the industry is a result of competitive business development. However, there is a possibility of increased competition in the future from telecommunications companies, electric companies, and existing independent companies in individual business areas. It is also possible that a new group with the same business structure will emerge through business partnerships and mergers. If in the future, competition for gaining new customers intensifies and revenue declines, it may become necessary to reduce fees and increase capital expenditure and advertising. This could potentially have a serious impact on business results.

(ii) Innovation in Technology
The progress of technological innovations in Internet-related technology is rapid and subsequently industry standards and customer needs are constantly changing. As a result new services, new technology, and new products are constantly appearing. If we are slow in taking up these new technologies we risk the services and equipment we provide becoming stale, resulting in reduced competitiveness with potentially serious consequences. We believe it is essential to concentrate efforts on improving the ability of both our systems and our staff and to pay close attention to developments, trends and new technologies.

(iii) Uncollected Debt
The majority of the Internet Use Support (Internet Infrastructure) trade accounts receivable is made up of small accounts worth less than ¥10,000 a month. These accounts are mostly held by individual users, SOHOs and SMEs. For customer convenience a wide range of payment methods are made available including, bank transfer, payment at a post office or convenience store and payment by credit card. However, if the customer does not actively transfer payment there is a delay in recovery of funds. Regarding non-collection of receivables, the company has established a reserve for the entire amount of receivables in arrears that are over one year past the point where they are considered uncollected receivables. We also have a reserve for receivables that are in arrears for less than one year past becoming uncollected receivables. This is calculated based on past bad debt. Receivables over two years past becoming uncollected debt that are not expected to be recovered are written off through the appropriation of bad debt reserves. The company makes every effort possible to collect receivables by making demands via telephone, post, e-mail etc. As of June 30, 2008 the allowance for doubtful debts was ¥598 million. An increase in the number of accounts in arrears, or the amount in arrears caused by economic conditions or bankruptcies has the potential to impact business performance.

(iv) Legal Regulations
The group is subject to the following legal regulations. However, as Internet use continues to spread, it is possible the group will be subject to further regulations as a result of new laws aimed at Internet users and related businesses, clarification of the application of existing laws or voluntary restraints that may be required of the industry.

(a) Telecommunications Business Law
In light of the public nature of the telecommunications business, the Telecommunications Business Law was enacted to ensure the smooth provision of telecommunications services and to protect the interests of users by maintaining proper and reasonable conduct in the industry. The law seeks to ensure smooth growth in telecommunications while at the same time protecting the interests and convenience of the public. As a designated telecommunications carrier in the Internet industry, the company is subject to laws including those regarding censorship restrictions, the protection of confidential communications, telecommunications equipment and the connection of telecommunications equipment.

(b) Laws Regulating the Adult Entertainment Business
These laws were enacted to regulate the business hours, locations, etc. of adult entertainment and related businesses with the aim of maintaining public morals and a healthy environment as well as preventing acts with the potential to impede the sound development of youth in society. The laws restrict the entry of minors into such places of business. In addition they seek to ensure fair and reasonable conduct in the adult entertainment business. The law seeks to directly control consumers in this industry.
However, this law also applies to the server space the company provides to users. Internet companies have an obligation to manage control of their own servers (effective April 1, 1999). The company has an agreement with registered website development agencies concerning websites published by customers. The agreement explicitly states that responsibility for web content lies with the author of the site. In addition to this we have made every effort to widely publicize the laws and regulations and to check the contents of websites. We have also independently established our own regulations regarding illegal and harmful information on the Internet. However, there is no guarantee that these measures will be sufficient to prevent a user, other related person or governing body lodging a claim or demanding damages in relation to a site published by one of our customers.

(c) Laws Concerning Unauthorized Computer Access

This law was enacted to prevent computer crimes committed via telecommunications lines, to maintain order in telecommunications and to regulate access control. The law is also aimed at contributing to the sound development of an advanced information-oriented society. It prohibits unauthorized computer access. Under this law, as a company that controls the operation of computers connected to telecommunications lines, the company is obligated to take measures that safeguard against unauthorized access to computers.

(d) Laws concerning Limitation of Damage Claims against Telecommunications Service Providers and Disclosure of Sender Information

The aim of this law is to ensure the proper transmission of information in specific forms of telecommunication and was enacted in light of the increasing volume of information transmitted over the Internet. The law provides the right to demand the disclosure of sender information and limits damages claims against telecommunications service providers. The company is subject to these laws as a telecommunications carrier. Although the scope of company responsibility is limited under these laws it does affect the activities of senders of information. When the company is dealing with issues that fall under this law we are required to make critical judgments which, if not appropriate, could result in claims or legal action brought against us by users, other related persons or organizations.

(e) Specified Commercial Transaction Laws

The Specified Commercial Transaction laws were enacted to protect the interests of the purchaser by ensuring that specific commercial transactions (e.g. door-to-door sales, mail-order sales) are fair and just in order to prevent any damage being incurred by the purchaser and to ensure the smooth and proper distribution of goods thereby contributing to the sound development of the national economy. The law regulates a number of specific transactions. One of these laws regulates the display of mail-order sales advertisements including electronic advertisements. The company e-mail advertisement business is subject to the above restraints and it is possible that other operations could be affected in the future.

(f) Laws concerning E-Mail Transmission

These laws aim to cultivate a positive environment for e-mail users and were enacted in light of the necessity that has arisen to prevent problems associated with commercial businesses sending advertising e-mail in bulk. The law requires the sender's contact details to be contained within the email and prohibits the sending of e-mail to users who have indicated they do not wish to receive it. The company's e-mail advertising service is subject to this law and its methods of operation may be restricted.

(g) Laws Protecting Personal Information

In an advanced information communications society where personal information is increasingly being digitally transferred, this law considers the role of personal information and aims to protect personal rights and interests. Under this law, companies that handle personal information are subject to restrictions including those regarding the use of personal information and its provision to a third party. They are also under obligation to ensure responsible management, adequate guarantees, and reasonable methods of acquisition. In accordance with these laws, the company is required to establish a procedure for adequately explaining and acquiring user permission when using personal information or passing it on to a third party. Measures must also be taken to ensure the responsible management of such information. These obligations have arisen out of supplementary regulations that came into effect on April 1, 2005.

(v) The Possibility of Litigation

The Internet provides an accessible information retrieval and electronic mail system, and an enormous variety of information in almost every field. The company strives to provide reliable services and systems. We have an uninterruptible power supply system, back up systems etc. that allow us to provide management, maintenance and customer support services 24 hours a day 365 days a year and deal with any problems that may arise. However if a problem occurs that can not be dealt with through the group crisis management system, damage may be incurred by users of group services. Although our service agreement contract contains an exemption clause, this kind of incident has the potential to severely impact on the company and its business performance. While no such lawsuit or other appeal has been brought against the company to date there is a possibility of such an occurrence in the future.

2. The Corporate Group

The GMO Internet Group is a corporate group consisting of the company GMO Internet, Inc. and 41 consolidated subsidiaries. Under the corporate slogan *Internet for Everyone*, the group's operations are centered around the two business segments, Internet Use Support (Internet Infrastructure) and Internet Advertising Support (Internet Media).

The groups businesses are classified into the above two segments and Other Businesses. The following table shows the business areas included in each segment and the group companies operating in each business area.

Business Segment		Main Operations	Main Companies
Internet Use Support (Infrastructure)	Domain Registration	Domain registration services INTERNET Number Service	the company INTERNET Number Corporation paperboy&co. Inc.
	Web Hosting	Rental server services	the company GMO Hosting & Security, Inc. paperboy&co. Inc. Hosting&Security, INC. @YMC Corporation Mighty Server, Inc.
	Web Development & E-Commerce Solutions	Web site design, Operation support services, System consulting, Online shop construction support consulting and ASP services	the company GMO System Consulting, Inc. (formerly Grandsphere Co. Ltd.) paperboy&co. Inc. GMO Solution Partner, Inc. MakeShop, Inc. (now GMO MAKESHOP Co. Ltd) GMO DIGITAL DISTRIBUTION, INC. Global Web Co. Ltd. and one (1) other company
	Internet Security	Information security on the Internet. Authentication services for businesses and individuals.	GlobalSign K.K. GlobalSign Ltd GlobalSign NV GlobalSign, Inc.
	Credit card payment processing	Credit card billing service	GMO Payment Gateway, Inc. Epsilon, Inc.
	Provider (ISP)	Internet access provider	the company

Business Segment		Main Operations	Main Companies
Internet Advertising Support (Media)	Internet media & search media	Internet media development and operation, blogs, Internet communities etc. contextual advertising, JWord (Japanese keyword search) operation and sales, SEO and listing advertising	the company Magclick, Inc. (now GMO AD Partners, Inc.) GMO Media Holdings, Inc. GMO Tea Cup Communication, Inc. (formerly Tea Cup Communication Ltd) GMO Media, Inc. GMO Marketing, Inc. JWord, Inc. paperboy&co. Inc. GMO Solution Partner, Inc. BOM, Inc. and six (6) other companies
	Advertising agencies	Advertising sales, mainly Internet advertising media and recruitment advertising	Magclick, Inc. (now GMO AD Partners, Inc.) GMO San Planning, Inc. GMO Mobile, Inc. NIKKO, Inc. and one (1) other company
	Other	Online games – design and operation, Internet research systems and management of an Internet research panel	GMO Games Korea, Inc. GMO Games, Inc. GMO Research, Inc.
Other Businesses	Other	Venture capital	GMO VenturePartners, Inc. GMO VenturePartners Investment Limited Partnership Blog Business Fund Investment Limited Partnership

3. Management Policy

There has been no significant change to management policy since it was disclosed in the 2007 financial statement (released February 14, 2008). This section is therefore omitted. The 2007 financial statement can accessed at the following URLs.

GMO Internet website
http://ir.gmo.jp/en/irlibrary/

Tokyo Stock Exchange website
http://www.tse.or.jp/listing/compsearch/index.html (Japanese)

4. Interim Consolidated Financial Statement

(1) Interim Consolidated Balance Sheet

		End of Previous 2nd Quarter (As of 06.30.2007)		End of Current 2nd Quarter (As of 06.30.2007)		End of Previous Fiscal Year (As of12.31.2007)	
Item	Notes	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)
(Assets)							
I Current Assets							
1. Cash and deposits	*2	27,976,714		18,093,542		19,143,929	
2. Trade notes and accounts receivable		3,515,790		4,493,879		3,542,421	
3. Operational investment securities		–		852,714		951,936	
4. Securities		–		798,161		995,769	
5. Inventory assets		46,332		33,701		44,974	
6. Deferred tax asset		2,721,699		734,318		606,091	
7. Short term loans		176,508		116,336		–	
8. Operating loans	*2,5,6	56,606,513		–		–	
9. Securities business – deposit		10,802,000		–		–	
10. Securities business – margin transactions asset		5,691,133		–		–	
11. Securities business – short term guarantee deposit		4,421,557		–		–	
12. Other		6,071,350		943,890		1,115,082	
Allowance for doubtful debts		-18,673,976		-310,768		-291,161	
Total Current Assets		99,355,623	74.0	25,755,776	63.4	26,109,044	64.3
II Fixed Assets							
1. Tangible fixed assets							
(1) Buildings and structures	*1	338,873		169,754		149,211	
(2) Tools and equipment	*1	735,778		522,073		505,051	
(3) Other	*1	37,261		14,009		24,031	
Total tangible fixed assets		1,111,913	0.8	705,838	1.7	678,295	1.7
2. Intangible fixed assets							
(1) Goodwill		14,204,739		2,438,593		2,450,721	
(2) Software		3,548,334		2,108,100		2,173,270	
(3) Other		298,478		80,345		184,866	
Total intangible fixed assets		18,051,553	13.4	4,627,039	11.4	4,808,857	11.8
III Investments and Other Assets							
(1) Investment securities	*2	6,587,613		892,646		1,130,816	
(2) Investment real estate	*1	–		4,564,309		4,550,783	
(3) Security deposit		1,003,261		896,631		758,096	
(4) Receivables owed by companies in danger of bankruptcy or in poor financial condition		–		5,576,715		5,638,139	
(5) Deferred tax asset		2,033,233		1,962,822		1,841,974	
(6) Other		6,216,768		1,255,306		753,664	
Allowance for doubtful debt		-28,693		-5,586,552		-5,649,444	
Total Investments and Other Assets		15,812,183	11.8	9,561,878	23.5	9,024,030	22.2
Total Fixed Assets		34,975,649	26.0	14,894,756	36.6	14,511,182	35.7
Total Assets		134,331,273	100.0	40,650,532	100.0	40,620,227	100.0

		End of Previous 2nd Quarter (As of 06.30.2007)		End of Current 2nd Quarter (As of 06.30.2007)		End of Previous Fiscal Year (As of12.31.2007)	
Item	Notes	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)
(Liabilities)							
I Current Liabilities							
1. Trade notes and accounts payable		752,722		1,695,926		831,775	
2. Short term debt	*2	48,597,200		1,500,000		12,000,000	
3. Current portion of long term debt	*2,7	8,367,680		1,324,000		24,000	
4. Bonds to be redeemed within a year		2,125,000		–		–	
5. Accrued amount payable		6,520,536		2,036,655		1,931,837	
6. Accrued corporate taxes etc.		1,788,564		703,287		785,062	
7. Allowance for bonuses		159,837		154,558		62,410	
8. Allowance for bonuses to directors		19,000		26,755		18,325	
9. Advance payment received		2,011,353		2,474,093		2,106,065	
10. Deposits received		–		3,473,401		3,246,696	
11. Securities business – margin transaction liability		5,691,133		–		–	
12. Securities business – deposit received		11,245,866		–		–	
13. Interest repayment reserve		7,521,600		–		–	
14. Other		7,508,842		766,259		823,635	
Total Current Liabilities		102,309,337	76.2	14,154,937	34.8	21,829,809	53.7
II Fixed Liabilities							
1. Bonds		3,050,000		1,000,000		1,000,000	
2. Unsecured convertible bonds with share warrants		5,000,000		1,250,000		5,000,000	
3. Long term debt	*2,7	8,328,284		11,008,000		70,000	
4. Long term accrued amount payable		1,664,980		504,284		523,166	
5. Deferred tax liability		–		–		17,748	
6. Allowance for director retirement benefits		140,800		–		–	
7. Allowance for employee retirement benefits		184,449		5,723		3,557	
8. Interest repayment reserve		5,757,000		–		–	
9. Other		85,004		132,934		118,026	
Total Fixed Liabilities		24,210,518	18.0	13,900,942	34.2	6,732,498	16.6
III Special Law Reserve							
Securities transaction liability reserve	*4	29,368		–		–	
Total Special Law Reserve		29,368	0.0	–	–	–	
Total Liabilities		126,549,224	94.2	28,055,879	69.0	28,562,307	70.3

Item	Notes	End of Previous 2nd Quarter (As of 06.30.2007) Amount (¥thousands)	Composition (%)	End of Current 2nd Quarter (As of 06.30.2007) Amount (¥thousands)	Composition (%)	End of Previous Fiscal Year (As of12.31.2007) Amount (¥thousands)	Composition (%)
(Net Assets)							
I Shareholders' Equity							
1. Capital stock		9,651,757	7.2	1,276,834	3.1	12,631,977	31.1
2. Capital surplus		11,311,678	8.4	–	–	14,270,458	35.1
3. Earned surplus		-20,304,028	-15.1	4,499,728	11.1	-22,096,368	-54.4
4. Treasury stock		-208	-0.0	-415	-0.0	-347	-0.0
Total Shareholders' Equity		659,199	0.5	5,776,147	14.2	4,805,720	11.8
II Gaps in Appraisals, Conversions, etc.							
1. Other gaps in appraisal of securities		16,521	0.0	-15,912	-0.0	53,858	0.2
2. Hedging profit/loss carried forward		12,109	0.0	1,106	0.0	4,406	0.0
3. Foreign currency translation adjustment account		-35,142	-0.0	38,392	0.1	476	0.0
Total Gaps in Appraisals, Conversions, etc		-6,511	-0.0	23,587	0.1	58,741	0.2
III Equity Warrants		33,647	0.0	–	–	–	
IV Minority Equity		7,095,712	5.3	6,794,919	16.7	7,193,457	17.7
Total Net Assets		7,782,048	5.8	12,594,653	31.0	12,057,919	29.7
Liabilities, Net Assets Total		134,331,273	100.0	40,650,532	100.0	40,620,227	100.0

(2) Interim Profit and Loss Statement

		For the Six Months Ended June 30, 2007			For the Six Months Ended June 30, 2008			For the Fiscal Year Ended December 31, 2007		
Item	Notes	Amount (¥thousands)		(%)	Amount (¥thousands)		(%)	Amount (¥thousands)		(%)
I Operating Revenue			30,029,407	100.0		17,204,689	100.0		46,315,788	100.0
II Business Expenses	*1		7,817,874	26.1		7,906,318	46.0		15,443,620	33.4
III Sales General & Administrative Expenses	*2, 3		32,707,172	108.9		7,297,091	42.4		39,795,022	85.9
Operating profit/loss (-)			-10,495,639	-35.0		2,001,278	11.6		-8,922,854	-19.3
IV Non Operating Revenue										
1. Interest and dividends received		22,961			129,976			143,286		
2. Commissions received		2,120			—			3,636		
3. Bad debt recovered		287			—			415		
4. Profit on investment partnership		37,914			27,916			48,175		
5. Profit on currency exchange		27,851			—			—		
6. Property rent received		—			55,373			—		
7. Other		77,118	168,252	0.6	50,041	263,307	1.6	119,137	314,651	0.7
V Non Operating Expenses										
1. Interest paid		282,476			141,725			500,712		
2. Stock issue costs		39,650			15			89,971		
3. Bond issue costs		3,157			—			3,152		
4. Currency exchange loss		—			133,422			108,882		
5. Commissions paid		101,740			124,146			188,966		
6. Other		55,891	482,916	1.6	49,672	448,981	2.6	166,481	1,058,167	2.3
Ordinary profit/loss (-)			-10,810,303	-36.0		1,815,604	10.6		-9,666,369	-20.9
VI Extraordinary Profit										
1. Gain on sale of investment securities		42,903			105,810			1,373,732		
2. Gain on sale of shares in affiliated companies		—			—			3,655,401		
3. Gain on change in equity investees	*4	1,227			158			1,851		
4. Gain on transfer of business		—			104,019			—		
5. Gain on reversal of allowance for doubtful debt		1,998			64,815			13,212		
6. Other		—	46,128	0.2	7,782	282,587	1.6	24,361	5,068,559	10.9
VII Extraordinary Loss										
1. Loss on retirement of fixed assets	*5	41,102			18,972			132,058		
2. Loss on evaluation of investment securities		599,943			44,915			672,678		
3. Loss on evaluation of affiliated company stock		29,999			—			39,986		
4. Impairment loss	*6	5,936,053			60,177			5,954,454		
5. Loss on change in equity investees	*7	6,273			—			14,904		
6. Penalty for breaking a contract	*8	—			—			6,145		
7.Transfer to allowance for doubtful debt		—			—			5,636,619		
8 Transfer to securities transaction liability reserve		13,216			—			13,216		
9. Other		5,662	6,632,252	22.1	32,097	156,162	0.9	14,017	12,484,082	26.9
Interim Net Profit or Loss (-) before Adjustments for Tax etc.			-17,396,426	-57.9		1,942,029	11.3		-17,081,893	-36.9
Corporate, Municipal and Enterprise Taxes		1,584,193			788,703			2,245,315		
Adjustment for Corporate Tax etc.		-2,375,115	-790,921	-2.6	-215,811	572,891	3.3	-1,010,996	1,234,319	2.7
Minority equity profit/loss (-)			-906,498	-3.0		395,234	2.3		-717,794	-1.6
Interim Net Profit/Loss			-15,699,005	-52.3		973,903	5.7		-17,598,417	-38.0

(3) Consolidated Interim Statement of Changes in Shareholders' Equity etc.
(from January 01, 2007 to June 30, 2007)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.2006 (¥thousands)	7,148,299	9,188,342	-5,006,591	-208	11,329,842
Changes during the term					
Issue of new stock (¥thousands)	2,503,458	2,496,542			5,000,000
Transfer from capital surplus to earned surplus (¥thousands)		-373,206	373,206		–
Interim net loss (¥thousands)			-15,699,005		-15,699,005
Decrease in earned surplus due to increase in consolidated subsidiaries (¥thousands)			28,362		28,362
Change in items other than shareholders' equity during the term (net amount) (¥thousands)					
Total amount of change in the consolidated term (¥thousands)	2,503,458	2,123,336	-15,297,437	–	-10,670,642
Balance on 06.30.2007 (¥thousands)	9,651,757	11,311,678	-20,304,028	-208	659,199

	Gaps in Appraisals, Conversions, etc				Equity Warrants	Minority Equity	Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss	Currency Translation Adjustment Account	Total Gap in Appraisals, Conversions, etc.			
Balance on 12.31.2006 (¥thousands)	4,559	13,351	-38,432	-20,522	33,647	8,185,267	19,528,235
Changes during the term							
Issue of new stock (¥thousands)							5,000,000
Transfer from capital surplus to earned surplus (¥thousands)							–
Interim net loss (¥thousands)							-15,699,005
Decrease in earned surplus due to increase in consolidated subsidiaries (¥thousands)							28,362
Change in items other than shareholders' equity during the term (net amount) (¥thousands)	11,962	-1,241	3,290	14,010	–	-1,089,555	-1,075,544
Total amount of change in the consolidated term (¥thousands)	11,962	-1,241	3,290	14,010	–	-1,089,555	-11,746,187
Balance on 06.30.2007 (¥thousands)	16,521	12,109	-35,142	-6,511	33,647	7,095,712	7,782,048

(from January 01, 2008 to June 30, 2008)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.2007 (¥thousands)	12,631,977	14,270,458	−22,096,368	−347	4,805,720
Changes during the term					
Capital reduction (¥thousands)	−11,355,142	11,355,142			−
Transfer from capital surplus to earned surplus (¥thousands)		−25,625,600	25,625,600		−
Interim net loss (¥thousands)			973,903		973,903
Acquisition of treasury stock (¥thousands)				−68	−68
Decrease in earned surplus due to increase in consolidated subsidiaries (¥thousands)			−3,407		−3,407
Change in items other than shareholders' equity during the term (net amount) (¥thousands)					
Total amount of change in the consolidated term (¥thousands)	−11,355,142	−14,270,458	26,596,096	−68	970,426
Balance on 06.30.2008 (¥thousands)	1,276,834	−	4,499,728	−415	5,776,147

	Gaps in Appraisals, Conversions, etc				Minority Equity	Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss	Currency Translation Adjustment Account	Total Gap in Appraisals, Conversions, etc.		
Balance on 12.31.2007 (¥thousands)	53,858	4,406	476	58,741	7,193,457	12,057,919
Changes during the term						
Capital reduction (¥thousands)				−		−
Transfer from capital surplus to earned surplus (¥thousands)				−		−
Interim net loss (¥thousands)				−		973,903
Acquisition of treasury stock (¥thousands)				−		−68
Decrease in earned surplus due to increase in consolidated subsidiaries (¥thousands)				−		−3,407
Change in items other than shareholders' equity during the term (net amount) (¥thousands)	−69,770	−3,300	37,916	−35,154	−398,538	−433,693
Total amount of change in the consolidated term (¥thousands)	−69,770	−3,300	37,916	−35,154	−398,538	536,733
Balance on 06.30.2008 (¥thousands)	−15,912	1,106	38,392	23,587	6,794,919	12,594,653

(from January 01, 2007 to December 31, 2007)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.2006 (¥thousands)	7,148,299	9,188,342	-5,006,591	-208	11,329,842
Changes in the fiscal year					
Issue of new stock (¥thousands)	5,483,678	5,455,322			10,939,000
Transfer from capital surplus to earned surplus (¥thousands)		-373,206	373,206		–
Net loss (¥thousands)			-17,598,417		-17,598,417
Acquisition of treasury stock (¥thousands)				-139	-139
Increase in earned surplus due to decrease in consolidated subsidiaries (¥thousands)			107,071		107,071
Decrease in earned surplus due to increase in consolidated subsidiaries (¥thousands)			28,362		28,362
Change in items other than shareholders' equity during the fiscal year (net amount) (¥thousands)					
Total amount of change in the consolidated fiscal year (¥thousands)	5,483,678	5,082,116	-17,089,777	-139	-6,524,121
Balance on 12.31.2007 (¥thousands)	12,631,977	14,270,458	-22,096,368	-347	4,805,720

	Gaps in Appraisals, Conversions, etc				Equity Warrants	Minority Equity	Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss	Currency Translation Adjustment Account	Total Gap in Appraisals, Conversions, etc.			
Balance on 12.31.2006 (¥thousands)	4,559	13,351	-38,432	-20,522	33,647	8,185,267	19,528,235
Changes in the fiscal year							
Issue of new stock (¥thousands)							10,939,000
Transfer from capital surplus to earned surplus (¥thousands)							–
Net loss (¥thousands)							-17,598,417
Acquisition of treasury stock (¥thousands)							-139
Increase in earned surplus due to decrease in consolidated subsidiaries (¥thousands)							107,071
Decrease in earned surplus due to increase in consolidated subsidiaries (¥thousands)							28,362
Change in items other than shareholders' equity during the fiscal year (net amount) (¥thousands)	49,298	-8,944	38,909	79,263	-33,647	-991,810	-946,194
Total amount of change in the consolidated fiscal year (¥thousands)	49,298	-8,944	38,909	79,263	-33,647	-991,810	-7,470,316
Balance on 12.31.2007 (¥thousands)	53,858	4,406	476	58,741	–	7,193,457	12,057,919

(4) Consolidated Interim Cash Flow Statement

Item	Notes	For the Six Months Ended June 30, 2007 Amount (¥thousands)	For the Six Months Ended June 30, 2008 Amount (¥thousands)	For the Fiscal Year Ended December 31, 2007 Amount (¥thousands)
I Cash Flow from Operating Activities				
Net Interim Profit or Loss (-) before Adjustments for Tax etc.		-17,396,426	1,942,029	-17,081,893
Depreciation costs		767,310	364,017	1,220,030
Impairment loss		5,936,053	60,177	5,954,454
Amortization of goodwill		1,186,432	496,971	1,668,578
Change in allowance for doubtful debt		6,118,934	-80,277	11,723,209
Change in allowance for bonuses		21,184	81,893	-137
Change in retirement benefits reserve		-2,939	2,430	-4,454
Increase in interest repayment reserve		6,193,600	—	6,193,600
Gain on sale of investment securities		-42,903	-105,810	-1,373,732
Gain on sale of stock in affiliated companies		—	—	-3,655,401
Gain on transfer of businesses		—	-104,019	—
Interest and dividends received		-22,961	-129,976	-143,286
Interest paid		282,476	141,725	500,712
Foreign exchange gain or loss		-3,110	37,676	634
Stock issue costs		39,650	—	89,971
Bond issue costs		3,157	—	3,152
Loss on appraisal of investment securities		599,943	44,915	672,678
Loss on appraisal of stock in affiliated companies		29,999	—	39,986
Loss on retirement of fixed assets		41,102	18,972	132,058
Loss from change of equity investees		6,273	—	14,904
Gain from change of equity investees		-1,227	-158	-1,851
Decrease in operating loans		7,181,828	—	7,181,828
Increase in securities deposits received		769,038	—	769,038
Increase in segregated trust account		-5,450,000	—	-5,450,000
Increase in security deposits		7,085,973	—	7,085,973
Increase in operational investment securities		-66,698	-9,960	-123,760
Change in accounts receivable		106,768	-27,196	165,175
Change in inventory assets		-14,612	16,741	-16,895
Other change in assets		-4,195,248	142,065	-4,273,939
Decrease in purchase debts		-530,880	-27,826	-540,745
Other increases in liabilities		939,112	310,735	1,516,420
Sub total		9,581,831	3,175,126	12,266,311

		For the Six Months Ended June 30, 2007	For the Six Months Ended June 30, 2008	For the Fiscal Year Ended December 31, 2007
Item	Notes	Amount (¥thousands)	Amount (¥thousands)	Amount (¥thousands)
Interest and dividends received		24,952	129,958	149,417
Interest paid		-299,568	-156,389	-544,563
Expenditure incurred by subrogation		—	—	-833,800
Income from recovery of bankrupt loans receivable		—	64,727	—
Corporate tax etc. paid		-1,749,993	-859,762	-2,296,814
Cash Flow from Operating Activities		7,557,221	2,353,660	8,740,551
II Cash Flow from Investing Activities				
Revenue accrued on return of fixed deposit		20,000	—	120,000
Expenditure on acquisition of tangible fixed assets		-251,928	-127,838	-387,572
Revenue accrued on sale of tangible fixed assets		3,670	—	8,588
Expenditure on acquisition of intangible fixed assets		-670,083	-520,313	-1,055,711
Expenditure on acquisition of securities		—	—	-795,370
Expenditure on acquisition of investment securities		-980,562	-1,000	-1,015,923
Revenue accrued on sale of investment securities		58,417	174,963	6,418,266
Revenue accrued on redemption of investment securities		—	—	1,038,337
Expenditure on acquisition of subsidiary stock		-7,141,386	-407,942	-7,750,169
Revenue accrued on sale of subsidiary stock		—	—	1,174,176
Revenue and expenditure on the acquisition of subsidiary stock resulting in change in scope of consolidation		—	-15,598	3,181,114
Revenue accrued on transfer of business		—	104,019	—
Expenditure on transfer of business		—	-48,119	—
Expenditure on execution of loans		-160,058	-654,276	-7,097,990
Revenue accrued on collection of loans		11,034	195,357	4,327,789
Revenue accrued on other investing activities		70,424	13,014	110,680
Expenditure on other investing activities		-91,339	-60,334	-88,973
Cash Flow from Investing Activities		-9,131,811	-1,348,061	-1,812,757

Item	Notes	For the Six Months Ended June 30, 2007 Amount (¥thousands)	For the Six Months Ended June 30, 2008 Amount (¥thousands)	For the Fiscal Year Ended December 31, 2007 Amount (¥thousands)
Cash Flow from Financing Activities				
Revenue accrued on short term loans		13,950,000	15,500,000	45,450,000
Expenditure on repayment of short term loans		-20,979,567	-26,027,440	-60,679,567
Revenue accrued on long term loans		950,000	12,500,000	950,000
Expenditure on repayment of long term loans		-7,615,390	-262,000	-17,758,058
Revenue accrued on issue of stock		4,969,149	—	6,327,937
Revenue accrued on issue of bonds		5,096,842	—	5,096,847
Expenditure on redemption of bonds		-75,000	-3,750,000	-75,000
Expenditure on stock issued to minority shareholders		66,120	2,800	68,920
Expenditure on the sale and acquisition of treasury stock		—	-68	-139
Payment of dividends		-3,521	-392	-6,553
Payment of dividends to minority shareholders		-179,499	-279,081	-212,761
Cash Flow from Financing Activities		-3,820,865	-2,316,182	-20,838,373
IV Effect of Exchange Rate on Cash and Equivalents		21,313	11,507	3,579
V Increase in Cash and Equivalents		-5,374,141	-1,299,076	-13,907,001
VI Balance of Cash and Equivalents at the Beginning of Term		33,180,245	19,303,854	33,180,245
VII Increase in Cash and Equivalents following Increase in Consolidated Subsidiaries		30,609	48,764	30,609
VIII Balance of Cash and Equivalents at the End of the Term		27,836,714	18,053,542	19,303,854

(5) Significant Issues Affecting the Company's Ability to Continue as a Going Concern

For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)	For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
As listed in the section Significant Post Balance Sheet Events, in the first half of the fiscal year in the Finance segment the company decided to sell all shares in the loans and credit company GMO LOAN-CREDIT HOLDINGS, Inc. in light of recent interest repayment claims and an estimate of the maximum future risk relating to interest repayment claims. Due to the resulting goodwill impairment loss we recorded a ¥15,699,005,000 yen interim net loss. As a result, at the end of the term significant concerns have arisen about the companies ability to continue as a going concern. The group is revising business strategy and selling assets to further reinforce capital. · Revision to Group Strategy As stated above, the group decided to withdraw from the loans and credit business and has sold off major subsidiaries as listed in the section Significant Post Balance Sheet Events. Going forward we seek to ensure a stable and continuous cash flow by focusing management resources on existing stable profit segments, Internet Infrastructure and Internet Media. · Sale of Assets In a Board of Directors meeting on August 13, 2007 it was resolved to sell affiliated company GMO Internet Securities, Inc. and part of shares held in GMO Hosting & Securities, Inc. with the resulting sale gain to reinforce capital. We also plan to sell stock held in companies not related to the Internet Infrastructure or Internet Media businesses to increase liquidity of available capital and reduce interest bearing liabilities. We will seek to ensure profits through sale gains and the reduction of interest bearing liabilities and interest burden. While our financial condition currently violates financial covenants attached to syndicate loans and other loans we have received support from the relevant financial institutions that acceleration clauses will not be activated. The interim financial statements have been made based on the assumption of business continuity; the impact of these significant issues is not reflected in the interim financial statement.	–	–

(6) Significant Items upon which the Consolidated Interim Financial Statement is based

Item	For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)	For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
1. Items concerning the scope of consolidation	No. of consolidated subsidiaries: 50 Names of major consolidated subsidiaries: Magclick, Inc. GMO Hosting & Security, Inc. GMO Payment Gateway, Inc. GMO NetCard, Inc. GMO Internet Securities, Inc. Due to its increased significance the following company was made a subsidiary in the current consolidated term: N Corporation Four (4) companies were established in the current consolidated accounting term and included in the consolidation. GMO Solution Partner, Inc. GMO LOAN-CREDIT HOLDINGS, Inc. Global Web Co. Ltd. GMO Marketing, Inc. Patent Incubation Capital, Inc. and seventeen (17) other non-consolidated subsidiaries are all small-scale operations. None of the total amounts of their total assets, sales, net profit (equal to equity share) and earned surplus (equal to equity share) has a significant impact on the consolidated interim financial statement.	(1) No. of consolidated subsidiaries: 41 (including two [2] partnerships) Names of major consolidated subsidiaries: Magclick, Inc. (now GMO AD Partners, Inc.) GMO Hosting & Security, Inc. GMO Payment Gateway, Inc. The following companies were included in the consolidation from the current accounting term for the following reasons; NIKKO, Inc. and Venture CAREER, Inc. due to a stock acquisition, Site Biz, and four (4) other companies as a result of their increased significance to the consolidation. GMO DIGITAL DISTRIBUTION, Inc. was established and also included in the consolidation. (2) Names of major non-consolidated subsidiaries: Patent Incubation Capital, Inc. Reasons for exclusion from consolidation All eleven (11) non-consolidated subsidiaries are small-scale operations. None of the total amount of their total assets, sales, net profit (equal to equity share) and earned surplus (equal to equity share) has a significant impact on the consolidated interim financial statement.	(1) No. of consolidated subsidiaries: 33 (including two [2] partnerships) Names of major consolidated subsidiaries: Magclick, Inc. GMO Hosting & Security, Inc. GMO Payment Gateway, Inc. GMO Solution Partner, Inc. and five (5) other new companies were established and included in the consolidation N Corporation is included in the consolidation from the current accounting term due to its increased significance. The following former consolidated subsidiaries were excluded from the consolidation following a transfer of all shares held in GMO LOAN-CREDIT HOLDINGS, Inc. and GMO Internet Securities, Inc. (now CLICK Securities, Inc.) resulting in a decrease in percentage ownership: GMO LOAN-CREDIT HOLDINGS, Inc. (now NC LOAN-CREDIT HOLDINGS, Inc.), GMO NetCard, Inc. (now NetCard, Inc.) and 18 other loans and credit companies, GMO Internet Securities, Inc. These companies are represented in the profit and loss statement and cash flow statement only in the first half of the year. (2) Names of major non-consolidated subsidiaries Patent Incubation Capital, Inc. Reasons for exclusion from consolidation All sixteen (16) non-consolidated subsidiaries are small-scale operations. None of the total amount of their total assets, sales, net profit (equal to equity share) and earned surplus (equal to equity share) has a significant impact on consolidated financial statements.
2. Items concerning application of equity method	There are no companies to which the equity method is applied. The interim net profit and loss (equal to equity share), and earned surplus (equal to equity share), etc. of each of the eighteen (18) non-consolidated subsidiaries and two (2) affiliated companies, HUMEIA REGISTRY Co. Ltd and Hit, Inc. has minimal impact on and no significance to the company as a whole. For this reason they are no longer accounted for by the equity method.	There are no companies to which the equity method is applied. The interim net profit and loss (equal to equity share), and earned surplus (equal to equity share), etc. of each of the eleven (11) non-consolidated subsidiaries and two (2) affiliated companies, HUMEIA REGISTRY Co. Ltd and Hit, Inc. has minimal impact on and no significance to the company as a whole. For this reason they are no longer accounted for by the equity method.	There are no companies to which the equity method is applied. The net profit and loss (equal to equity share), and earned surplus (equal to equity share), etc. of each of the sixteen (16) non-consolidated subsidiaries and two (2) affiliated companies, HUMEIA REGISTRY Co. Ltd and Hit, Inc. has minimal impact on and no significance to the company as a whole. For this reason they are no longer accounted for by the equity method.

Item	For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)	For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
3. Items concerning the fiscal years, etc. of consolidated subsidiaries	Interim closing date differs from the consolidated interim closing date in the following consolidated subsidiaries. Companies whose interim closing date is January 31 Miki Shoji, Inc. and two (2) other companies Companies whose interim closing date is March 31 GMO Payment Gateway, Inc. Companies whose interim closing date is September 30 GMO NetCard, Inc. GMO Internet Securites, Inc. and two (2) other companies Companies whose interim closing date is November 30 GMO Venture Partners Investment Limited Partnership and thirteen (13) other companies Consolidated interim financial statements are prepared based on provisional financial statements as of May 31 provided by GMO VenturePartners Investment Limited Partnership and one (1) other company. For all other companies the consolidated interim financial statement is prepared based on provisional interim financial statements as of the consolidated interim closing date. Consolidated interim financial statements are adjusted as necessary to reflect any significant transactions after these dates.	Interim closing date differs from the consolidated interim closing date in the following consolidated subsidiaries. Companies whose interim closing date is March 31 GMO Payment Gateway, Inc. Companies whose interim closing date is September 30 Epsilon, Inc. Companies whose interim closing date is November 30 GMO Venture Partners Investment Limited Partnership and one (1) other company Consolidated interim financial statements are prepared based on provisional financial statements as of May 31 provided by GMO VenturePartners Investment Limited Partnership and one (1) other company. For all other companies the consolidated interim financial statement is prepared based on provisional interim financial statements as of the consolidated interim closing date. Consolidated interim financial statements are adjusted as necessary to reflect any significant transactions after these dates.	The closing date of the fiscal year differs from the consolidated fiscal year in the following consolidated subsidiaries. Companies that close the fiscal year on September 30 Payment Gateway, Inc. Companies that close the fiscal year on March 31 Epsilon, Inc. Companies that close the fiscal year on May 31 GMO Venture Partners Investment Limited Partnership and one (1) other company In regard to GMO Venture Partners Investment Limited Partnership and 1 other company consolidated financial statements are based on provisional financial statements provided by the subsidiaries on November 30. Consolidated financial statements are based on provisional financial statements provided by other subsidiaries on the closing date of the consolidated fiscal year. Consolidated financial statements are adjusted as necessary to reflect any significant transactions after these dates.
4. Items concerning accounting standards	(1) Method and standards for the evaluation of assets (i) Securities Bonds held to maturity Amortized cost (straight line) method Other securities Securities with a market value: Stated at actual market value on the closing day of the interim term. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of stockholders' equity. The cost of securities sold is determined by the moving average method. Securities with no market value: Stated at cost determined by the moving average method. (ii) Derivatives transactions Valuation on derivative transactions is at current market value (iii) Inventory Assets Products: Stated at cost determined by the moving average method.	(1) Method and standards for the evaluation of assets (i) Securities Bonds held to maturity (as per the column to the left) Other securities Securities with a market value: (as per the column to the left) Securities with no market value: (as per the column to the left) (ii) Derivatives transactions (as per the column to the left) (iii) Inventory Assets Products: (as per the column to the left)	(1) Method and standards for the evaluation of assets (i) Securities Bonds held to maturity (as per the column to the left) Other securities Securities with a market value: Stated at actual market value on the closing day of the quarter. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of stockholders' equity. The cost of securities sold is determined by the moving average method. Securities with no market value: (as per the column to the left) (ii) Derivatives transactions (as per the column to the left) (iii) Inventory Assets Products: (as per the column to the left)

Item	For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)	For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
	Products in progress: Stated at cost determined by the identified cost method. Inventory: Stated at cost determined by the gross average method.	Products in progress: (as per the column to the left) Inventory: (as per the column to the left)	Products in progress: (as per the column to the left) Inventory: (as per the column to the left)
	(2) Depreciation of major depreciable assets (i) Tangible fixed assets A Assets acquired prior to March 31, 2007 Former fixed rate method B Assets acquired after April 1, 2007 Fixed rate method The useful life of fixed assets is defined as below. Buildings: 8-50 years Tools and Equipment: 2-20 years Changes to Accounting Policy In line with revisions to corporation tax laws (legislation to partially revise income tax laws etc. [March 30, 2007] Article 6 and *the ordinance for the partial* revision of the corporation tax enforcement order [March 30, 2007] Article 83), all acquisitions made after April 1, 2007 are treated in accordance with revised laws. This change has had minor impact on profit and loss.	(2) Depreciation of major depreciable assets (i) Tangible fixed assets A Assets acquired prior to March 31, 2007 Former fixed rate method B Assets acquired after April 1, 2007 Fixed rate method The useful life of fixed assets is defined as below. Buildings: 8-50 years Tools and Equipment: 2-20 years	(2) Depreciation of major depreciable assets (i) Tangible fixed assets A Assets acquired prior to March 31, 2007 Former fixed rate method B Assets acquired after April 1, 2007 Fixed rate method The useful life of fixed assets is defined as below. Buildings: 8-50 years Tools and equipment: 2-20 years Changes to Accounting Policy In line with revisions to corporation tax laws (legislation to partially revise income tax laws etc. [March 30, 2007] Article 6 and *the ordinance for the partial* revision of the corporation tax enforcement order [March 30, 2007] Article 83), all acquisitions made after April 1, 2007 are treated in accordance with revised laws. This change has had minor impact on profit and loss.
		(ii) Intangible fixed assets Straight line method However, computer software used by the company is amortized using the straight line method over an estimated useful life of five years. (iii) Investments and other assets The straight line method is employed for buildings held as investments in real estate.	(ii) Intangible fixed assets (as per the column to the left) (iii) Investments and Other Assets (as per the column to the left)
	(3) Significant deferred assets Stock issue costs Stated as the full amount of the expense at the time of spending Bond issue costs Stated as the full amount of the expense at the time of spending	*(3) Significant deferred assets* Stock issue costs (as per the column to the left)	*(3) Significant deferred assets* Stock issue costs (as per the column to the left) Bond issue costs (as per the column to the left)
	(4) The calculation of significant reserves (i) Allowance for bonuses to directors An amount is reserved for the payment of bonuses to directors based on salary forecasts.	(4) The calculation of significant reserves (i) Allowance for bonuses to directors (as per the column to the left)	(4) The calculation of significant reserves (i) Allowance for bonuses to directors (as per the column to the left)

Item	For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)	For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
	(ii) Allowance for doubtful debt The allowance for doubtful debt is a provision against loss resulting from bad debt occurring on loans receivable. The allowance for general loans is calculated using a loan loss ratio. In cases where it is deemed that there is a high risk of default or in other specified circumstances, the loan is individually evaluated and the amount considered unlikely to be redeemed is reserved.	(ii) Allowance for doubtful debt (as per the column to the left)	(ii) Allowance for doubtful debt (as per the column to the left)
	(iii) Allowance for bonuses The company follows the Japanese practice of paying bonuses to employees, generally twice a year. The current portion of the expected bonus payment is reserved to provide for employee bonuses.	(iii) Allowance for bonuses (as per the column to the left)	(iii) Allowance for bonuses The company follows the Japanese practice of paying bonuses to employees, generally twice a year. The current portion of the expected bonus payment is reserved to provide for employee bonuses.
	(iv) Allowance for retirement benefits The current portion of the projected amount to be paid in employee retirement and pension assets up to the end of the interim term is reserved to provide for retirement benefits. Actuarial assumptions are adjusted beginning in the fiscal year after that which they occur over a fixed period (4 years) less than the employee's average remaining years of service.	(iv) Allowance for retirement benefits The current portion of the projected amount to be paid up to the end of the interim term is reserved to provide for employee retirement.	(iv) Allowance for retirement benefits The current portion of the projected amount to be paid during the term is reserved to provide for employee retirement.
	(v) Allowance for Director retirement benefits The required funds up to the end of the interim term are reserved based on Director retirement benefits regulations to provide for director retirement bonuses in consolidated subsidiaries.	(v) Allowance for Director Retirement benefits –	(v)Allowance for Director Retirement benefits –
	(vi) Interest Repayment Reserve In order to provide for losses arising from the repayment of interest in excess of the interest rate cap proscribed by the Interest Limitation Law we reserve the amount of loss expected to occur up to the end of the term.	(vi) Interest Repayment Reserve –	(vi) Interest Repayment Reserve –
	(vii) Securities Transaction Liability Reserve This reserve is provided in accordance with Article 51 of the Securities and Exchange Laws and Article 35 of the Cabinet Ordinance relating to securities companies in order to provide for losses arising from securities transactions.	(vii) Securities Transaction Liability Reserve –	(vii) Securities Transaction Liability Reserve –
	(5) Handling of significant lease transactions Financing and lease transactions, other than those recognized as transferring property rights of a rental property to a lessee, are accounted for in the same manner as operating leases.	(5) Handling of significant lease transactions (as per the column to the left)	(5) Handling of transactions lease transactions (as per the column to the left)
	(6) Hedge accounting method (i) Hedge accounting method When conditions for appropriation treatment are met appropriation treatment is used for foreign exchange contracts and currency swaps. Special accounting methods are used for interest rate swap transactions.	(6) Hedge accounting method (i) Hedge accounting method When conditions for appropriation treatment are met appropriation treatment is used for foreign exchange contracts and currency swaps.	(6) Hedge accounting method (i) Hedge accounting method When conditions for appropriation treatment are met appropriation treatment is used for foreign exchange contracts and currency swaps.

Item	For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)	For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 06.30.2007)
	(ii) Hedging instruments and hedged items Hedging instruments: Foreign exchange contracts Currency swaps Interest rate swaps Hedged items: Foreign currency debt Forecasted foreign currency transactions Interest on loans etc. (iii) Hedge policy We trade currency and conduct currency swaps to minimize risk arising from exchange rate fluctuations. We conduct interest rate swap transactions to minimize risk arising from fluctuations in interest rates on loans etc. Individual contracts are drawn for each hedge item. iv) Method of evaluating the effectiveness of hedge accounting transactions The efficacy of each relevant derivative transaction is individually evaluated by assessing the amount of debt/credit, hedge transaction conditions, and other factors. Evaluation of the efficacy interest rate swap transaction effectiveness evaluation has been omitted from this financial statement. We verify whether a transaction meets the requirements for special processing at the time of entering the contract in line with our risk management policy. (7) Other significant items relating to the preparation of the consolidated interim financial statement Accounting treatment of consumption tax etc. Consumption tax is separately accounted for by excluding it from each transaction amount. However the tax included method is employed in some cases. Consumption tax not covered by the subtraction that occurs on fixed assets is stated as a long term advance payment and is amortized over five (5) years. Other items are stated as expenses in the fiscal year they occur.	(ii) Hedging instruments and hedged items Hedging instruments: Foreign exchange contracts Hedged items: Forecasted foreign currency transactions (iii) Hedge policy We trade currency to minimize risk arising from exchange rate fluctuations. Individual contracts are drawn for each hedge item. iv) Method of evaluating the effectiveness of hedge accounting transactions The effectiveness of each relevant derivative transaction is individually evaluated by assessing the amount of debt/credit, hedge transaction conditions, and other factors. (7) Other significant items relating to the preparation of the consolidated interim financial statement Accounting treatment of consumption tax etc. Consumption tax is separately accounted for by excluding it from each transaction amount. However the tax included method is employed in some cases.	(ii) Hedging instruments and hedged items Hedging instruments: Foreign exchange contracts, Currency swaps Hedged items: Foreign currency debt Forecasted foreign currency transactions (iii) Hedge policy We trade currency and conduct currency swaps to minimize risk arising from exchange rate fluctuations. Individual contracts are drawn for each hedge item. iv) Method of evaluating the effectiveness of hedge accounting transactions The effectiveness of each relevant derivative transaction is individually evaluated by assessing the amount of debt/credit, hedge transaction conditions, and other factors. (7) Other significant items relating to the preparation of the consolidated financial statement Accounting treatment of consumption tax etc. Consumption tax is separately accounted for by excluding it from each transaction amount. However the tax included method is employed in some cases.
(5) Scope of funds in the consolidated interim cash flow statement (consolidated cash flow statement)	Funds (cash and equivalents) stated in the consolidated interim cash flow statements are cash on hand, deposits that can be drawn on as needed, and short term investments that can be readily converted, bear minimal price fluctuation risk, and whose date of maturity falls within three months of the date of acquisition.	(as per the column to the left)	Funds (cash and equivalents) stated in the consolidated cash flow statements are cash on hand, deposits that can be drawn on as needed, and short term investments that can be readily converted, bear minimal price fluctuation risk, and whose date of maturity falls within three months of the date of acquisition.

Changes in Method of Presentation

For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)	For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)
Consolidated Interim Balance Sheet As of the current consolidated interim balance sheet, "goodwill" and "consolidated adjustment account" are combined under "goodwill" in accordance with revisions to consolidated interim financial statement regulations.	Consolidated Interim Balance Sheet In current assets, "securities" was reported under "other" up to the previous consolidated interim financial statement. However due to its increased significance it will now be reported individually. In the previous consolidated interim financial statement securities accounted for ¥995,206,000 of the line item "other" under current assets. In current assets, "operational investment securities" was reported under "other" up to the previous consolidated interim financial statement. However due to its increased significance it will now be reported individually. In the previous consolidated interim financial statement "operational investment securities" accounted for ¥612,413,000 of the line item "other" under current assets. In current assets, "deposit" was reported under "other" up to the previous consolidated financial statement. However due to its increased significance the item is now being reported individually. In the previous consolidated financial statement deposits accounted for ¥3,121,4214,000 of the line item "other". In intangible fixed assets, "nominal account for software" was reported as "other" up to the previous consolidated interim financial statement. However due to its increased significance it is now included in the line item "software". In the previous consolidated interim financial statement "nominal account for software" accounted for ¥203,117,000 in the line item "other" under intangible fixed assets.
Consolidated Interim Profit and Loss Statement In line with *Tentative Solution on Accounting for Deferred Assets, PITF no. 19* (ASBJ) issued on August 11, 2006, the wording of the line item "stock issue costs" has been changed in Japanese. There is no change in the English translation.	Consolidated Interim Profit and Loss Statement Due to their decreased significance, "commissions received" and "bad debt recovered", reported up to the previous consolidated interim financial statement as separate line items, will now be included in "other" under "non operating revenue". In the current consolidated financial statement the values of "commissions received" and "bad debt recovered" were ¥853,000 and ¥80,000 respectively.
Consolidated Interim Cash Flow Statement As of the current consolidated interim cash flow statement "amortization of goodwill" and "amortization of consolidated adjustment account" previously included in the line item, "depreciation costs" are now being reported separately in accordance with revisions to consolidated interim financial statement regulations.	

(7) Notes to Consolidated Interim Financial Statement

Consolidated Interim Balance Sheet

<table>
<tr><th>As of June 30, 2007</th><th>As of June 30, 2008</th><th>End of Previous Consolidated Fiscal Year (12.31.2007)</th></tr>
<tr><td>*1 Tangible fixed assets Accumulated depreciation ¥1,175,688,000</td><td>*1 Tangible fixed assets Accumulated depreciation ¥981,774,000
Investment real estate Accumulated depreciation ¥1,736,000</td><td>*1 Tangible fixed assets Accumulated depreciation ¥884,650,000
Investment real estate Accumulated depreciation ¥241,000</td></tr>
<tr><td>*2 Pledged Assets
Pledged assets
Operating loans ¥43,200,239,000
(note) Other pledged assets omitted in accordance with consolidation procedures: Stock in consolidated subsidiaries ¥26,651,125,000.
Debt Profile
Short term loans ¥41,282,200,000
Current portion of long term debt ¥4,819,648,000
Long term debt ¥6,415,948,000
Assets pledged for derivative transactions
Fixed deposit ¥40,000,000</td><td>*2 –</td><td>*2 –</td></tr>
<tr><td>*3 –</td><td>*3 Debt guarantee
We guaranteed the following company's lease agreement
Click Securities, Inc. ¥149,584,000</td><td>*3 Debt guarantee
We guaranteed the following company's lease agreement
Click Securities, Inc. ¥176,781,000</td></tr>
<tr><td>*4 Special Law Reserve
The securities transaction liability reserve is calculated in accordance with Article 51 of the Securities Exchange Act.</td><td>*4 –</td><td>*4 –</td></tr>
<tr><td>*5 Securitization of Loan Assets
Following the securitization of loan assets, off balance sheet operating loans totaled ¥47,049,000 at the end of June 2007.</td><td>*5 –</td><td>*5 –</td></tr>
<tr><td>*6 Bad Debt
Details of operating loans and loans to companies in danger of bankruptcy and bad debt are as follows.
<table>
<tr><th></th><th>Unsecured Loans (¥ millions)</th></tr>
<tr><td>Loans to companies in bankruptcy</td><td>2,409</td></tr>
<tr><td>Outstanding loans</td><td>6,679</td></tr>
<tr><td>Loans more than 3 months outstanding</td><td>277</td></tr>
<tr><td>Restructured loans</td><td>4,297</td></tr>
<tr><td>Total</td><td>13,664</td></tr>
</table></td><td>*6 –</td><td>*6 –</td></tr>
</table>

As of June 30, 2007	As of June 30, 2008	End of Previous Consolidated Fiscal Year (12.31.2007)
The above concepts are explained as follows. Bankrupt loans Bankrupt loans are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No. 97 of the Corporate Tax Law (issued in 1965). In regard to bankrupt loans receivable, loans are evaluated and the amount unlikely to be recovered is reserved in the allowance for doubtful debt. Outstanding loans Outstanding loans are loans on which the interest or principal is past due but in which the debtor is not bankrupt. This excludes regularly paid loans on which arrangements have been made to extend the loan or reduce interest with the objective of assisting the debtor and thereby extending an advantage to the debtor. Loans more than three months outstanding Loans more than three months outstanding are operating loans on which the principal or interest is over three months past the due date (three months after the day after the loan contract expires). This excludes bankrupt loans and outstanding loans. Restructured loans Restructured loans are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, extension of principal repayments) in order to support the borrowers recovery from financial difficulties. This excludes bankrupt loans, non-accrual loans and loans more than three months outstanding. *7. Financial Covenants There are financial covenants attached to the following eight (8) short-term loan, long-term loan and bond contracts. (1) On 06.30.07 the balance of long term debt arising from a monetary loan for consumption executed on 10.03.06 was ¥5,335,000,000 (of which ¥1,330,000 is scheduled to be repaid within a year). The following covenants were attached to the loan. (i) At the end of each fiscal year, the company's consolidated balance sheet must show shareholders' equity above 75% of capital at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater.	*7. Financial Covenants The following financial covenants are attached to two (2) long term loan contracts. (1) On 06.30.08 the balance of long term debt arising from a monetary loan for consumption executed on 04.07.08 was ¥9,250,000,000 (of which ¥1,000,000,000 is scheduled to be repaid within a year). The following covenants were attached to the loan. (i) On the last day of each quarter liabilities must not exceed assets on the consolidated or non-consolidated balance sheets.	*7 —

As of June 30, 2007	As of June 30, 2008	End of Previous Consolidated Fiscal Year (12.31.2007)
(ii) At the end of each fiscal year, the company's non-consolidated balance sheet must show shareholders' equity to be above 75% of shareholders' equity at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater. (iii) At the end of the fiscal year the company' consolidated profit and loss statement must not show an operating loss over two consecutive fiscal years. (iv) At the end of the fiscal year the company's non-consolidated profit and loss statement must not show an operating loss over two consecutive fiscal years.	(ii) On the last day of each quarter, the consolidated leverage ratio ((interest bearing liabilities + excess liabilities – cash and deposits) / (operating profit + depreciation + amortization of goodwill)) must be 5x or less.	
(2) On 06.30.07 the balance of long term debt arising from a monetary loan for consumption executed on 09.11.06 was ¥2,935,000,000 (of which ¥730,000,00 is scheduled to be repaid within a year). The following covenants were attached to the loan.	(2) On 06.30.08 the balance of long term debt arising from a monetary loan for consumption executed on 06.03.08 was ¥3,000,000,000 (of which ¥300,000,000 is scheduled to be repaid within a year). The following covenants were attached to the loan.	
(i) At the end of each fiscal year, the company's consolidated balance sheet must show net assets above 75% of net assets at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater. (However, prior to May 1, 2006 equity warrants, accrued hedge profit/loss, and minority equity were included in shareholders' equity.)	(i) On the last day of the quarter in each financial year non-consolidated and consolidated fiscal statements must maintain positive net assets.	
(ii) At the end of each fiscal year, the company's non-consolidated balance sheet must show net assets above 75% of net assets at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater. (However, prior to May 1, 2006 equity warrants, accrued hedge profit/loss, and minority equity were included in shareholders' equity.) (iii) At the end of the fiscal year the company' consolidated profit and loss statement must not show an operating loss over two consecutive fiscal years. (iv) At the end of the fiscal year the company's non-consolidated profit and loss statement must not show an operating loss over two consecutive fiscal years.	(ii) On the last day of the quarter in each fiscal year the consolidated leverage ratio ((interest bearing liabilities + excess liabilities – cash and deposits) / (operating profit + depreciation + amortization of goodwill)) must be 5x or less.	

As of June 30, 2007	As of June 30, 2008	End of Previous Consolidated Fiscal Year (12.31.2007)
(3) On 30.06.07 the balance of long term debt arising from a monetary loan for consumption executed on 03.02.06 was ¥1,866,668,000 (of which ¥933,332,000 is scheduled to be repaid within a year). The following covenants were attached to loans. (i) At the end of each fiscal year, the company's balance sheets (consolidated and non-consolidated) must show shareholders' equity above 75% of shareholders' equity at the end of the previous fiscal year, or at the end of December 2005, whichever is greater. (ii) At the end of the fiscal year the company's profit and loss statements (consolidated and non-consolidated) must not show an operating loss over two consecutive fiscal terms. (4) On 30.06.07 the balance of short term debt arising from a monetary loan for consumption executed on 12.13.06 was ¥16,200,000,000. The following covenants were attached to the loan. (i) In business segments other than the finance segment (infrastructure and media segments), at the end of March 2007 and at the end of June 2007, Net Debt divided by EBITDA (LTM basis) must be less than 5.75 x FY 2006. (ii) The total amount of loans extended to finance segment subsidiaries, additional investment after the date of this loan contract, and debt guarantees for finance segment subsidiaries must not exceed ¥13 billion. (5) On 06.30.07 the balance of long term debt arising from a monetary loan for consumption executed by GMO NetCard, Inc. on 05.31.04 was ¥1,172,500,000 (of which ¥673,000,000 is scheduled to be repaid within a year). An earnings covenant stating that ordinary profit must be a positive figure at the end of each financial year is attached to this loan.		

As of June 30, 2007	As of June 30, 2008	End of Previous Consolidated Fiscal Year (12.31.2007)
(6) On 09.12.05, the GMO NetCard Board of Directors resolved to issue a second series of bonds (balance at end of June 2007: ¥2,000,000,000. To be redeemed within a year: ¥2,000,000,000.) The following covenants were attached to these bonds. (i)The issuing company must not record an ordinary loss in quarterly financial statements. (ii) The issuing company must not record quarterly shareholders' equity under ¥1,100,000,000. (7) On 09.12.05 the GMO NetCard Board of Directors resolved to issue a third series of bonds (balance at end of June 2007: ¥2,000,000,000) The following covenants were attached to these bonds. (i)The issuing company must not record an ordinary loss in quarterly financial statements. (ii) The issuing company must not record quarterly shareholders' equity under ¥1,100,000,000. (8) At the end of June, 2007 the balance of short term debt arising from a monetary loan for consumption executed by ASA5 Merger Corporation on August 31, 2006 was ¥24,436,000,000. (i) On the most recent balance sheet of guarantor, GMO NetCard, shareholders' equity ratio must not fall below 8%. (ii) There must not be an operating loss on the profit and loss statement of guarantor, GMO Net Card or the company. (iii) Shareholders' equity (including minority equity) must not fall below ¥18 billion on the consolidated balance sheet disclosed by the company. (iv) Cash must not fall below ¥12 billion on the consolidated balance sheet disclosed by the company.		

As of June 30, 2007	As of June 30, 2008	End of Previous Consolidated Fiscal Year (12.31.2007)
8. Overdraft The company and some consolidated subsidiaries hold overdraft facilities for efficient access to operating capital. At the end of June 2007 the balance of unexecuted overdraft loans were as follows. Total Overdraft Facility ¥12,800,000,000 Overdraft Loans Executed ¥5,200,000,000 Balance ¥7,600,000,000	8. Overdraft The company and some consolidated subsidiaries hold overdraft facilities and loan commitment contracts for efficient access to operating capital. At the end of June 30, 2008 the balance of unexecuted overdraft loans and loan commitment contracts were as follows. Total Overdraft Facility and Loan Commitment ¥12,300,000,000 Overdraft Loans Executed ¥4,500,000,000 Balance ¥7,800,000,000	8. Overdraft The company and some consolidated subsidiaries hold overdraft facilities for efficient access to operating capital. At the end of the consolidated fiscal year the balance of unexecuted overdraft loans were as follows. Total Overdraft Facility ¥8,300,000,000 Overdraft Loans executed ¥2,500,000,000 Balance ¥5,800,000,000

Notes to Consolidated Interim Profit and Loss Statement

For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)	For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
*1 Major Items and Amounts in Business Expenses Salaries ¥922,109,000 Transfer to allowance for bonuses ¥22,670,000 Rent ¥310,102,000 Communication expenses ¥163,990,000 Commissions paid ¥727,694,000 Land rent ¥346,503,000 Outsourcing expenses ¥1,233,171,000 Media expenses ¥1,803,077,000 Depreciation costs ¥171,551,000	*1 Major Items and Amounts in Business Expenses Salaries ¥1,012,210,000 Transfer to allowance for bonuses ¥28,488,000 Rent ¥300,170,000 Communication expenses ¥143,381,000 Commissions paid ¥1,071,428,000 Land rent ¥396,952,000 Outsourcing expenses ¥1,156,406,000 Media expenses ¥2,068,394,000 Depreciation costs ¥172,794,000	*1 Major Items and Amounts in Business Expenses Salaries ¥1,956,503,000 Transfer to allowance for bonuses ¥20,486,000 Rent ¥607,876,000 Communication expenses ¥324,013,000 Commissions paid ¥1,653,629,000 Land rent ¥710,142,000 Outsourcing expenses ¥2,436,945,000 Media expenses ¥3,755,733,000 Depreciation costs ¥389,963,000
*2 Major Items and Amounts in Selling, General and Administrative Expenses Advertising Expenses ¥1,199,412,000 Salaries ¥2,939,105,000 Transfer to allowance for bonuses ¥125,893,000 Transfer to allowance for Director retirement benefits ¥12,600,000 Transfer to allowance for Director bonuses ¥19,000,000 Transfer to allowance for doubtful debt ¥10,503,168,000 Commissions paid ¥873,609,000 Amortization of goodwill ¥1,186,432,000 Depreciation costs ¥545,187,000 Retirement benefit expenses ¥15,546,000 Transfer to interest repayment reserve ¥7,284,974,000	*2 Major Items and Amounts in Selling, General and Administrative Expenses Advertising Expenses ¥632,754,000 Salaries ¥2,239,518,000 Transfer to allowance for bonuses ¥83,184,000 Transfer to allowance for Director bonuses ¥26,955,000 Transfer to allowance for doubtful debt ¥50,080,000 Commissions paid ¥279,047,000 Amortization of goodwill ¥441,230,000 Depreciation costs ¥184,880,000 Retirement benefits expenses ¥1,791,000	*2 Major Items and Amounts in Selling, General and Administrative Expenses Advertising Expenses ¥1,857,178,000 Salaries ¥4,999,505,000 Transfer to allowance for bonuses ¥135,303,000 Transfer to allowance for Director retirement benefits ¥12,600,000 Transfer to allowance for Director bonuses ¥18,325,000 Retirement benefits expenses ¥40,739,000 Transfer to allowance for doubtful debt ¥10,532,550,000 Commissions paid ¥1,045,948,000 Amortization of goodwill ¥1,559,785,000 Depreciation costs ¥811,440,000 Transfer to interest repayment reserve ¥7,284,974,000
*3 General administrative expenses include ¥68,837,000 in testing and research *4 Gain on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change of investees. Breakdown as follows: GMO Payment Gateway, Inc. ¥1,137,000	*3 General administrative expenses include ¥18,941,000 in testing and research *4 Gain on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change of investees. Breakdown as follows: GMO Hosting & Security, Inc. ¥158,000	*3 General administrative expenses include ¥1136,377,000 in testing and research *4 Gain on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change of investees. Breakdown as follows: GMO Payment Gateway, Inc. ¥1,137,000
*5 Loss on retirement of fixed assets (¥41,102,000) includes software (¥20,789,000), buildings and structures (¥8,018,000), tools and equipment (¥11,281,000), and other (¥1,013,000).	*5 Loss on retirement of fixed assets (¥18,972,000) includes software (¥5,280,000), buildings and structures (¥3,829,000), tools and equipment (¥7,383,000), and other (¥2,478,000).	*5 Loss on retirement of fixed assets (¥132,058,000) includes software (¥109,910,000), buildings and structures (¥8,830,000), tools and equipment (¥12,303,000), and other (¥1,013,000).

For the Six Months Ended June 30, 2007 (01.01.2007 – 06.30.2007)

*6 An impairment loss is reported in relation to the following assets and goodwill.

Use	Type	Location
Unused	Software	Shibuya ku, Tokyo
Loans and credit business	Goodwill	—

Assets are predominantly grouped according to business classification. The book value of unused assets is reduced to the recoverable amount and loans and credit business assets are reduced to the recoverable amount. The amount of reduction is recorded as an impairment loss (¥5,936,053,000 extraordinary loss). Impairment loss breakdown; goodwill ¥5,890,711,000, software ¥45,341,000 Recoverable amount is measured according to net realizable value.

*7 Loss on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change of investees. Breakdown as follows:
GMO Hosting & Security, Inc. ¥5,505,000

*8 —

For the Six Months Ended June 30, 2008 (01.01.2008 – 06.30.2008)

*6 An impairment loss is reported in relation to the following assets.

Use	Type	Location
Internet Infrastructure Segment	Tools and equipment	Shibuya ku, Tokyo
Internet Infrastructure Segment	Software	Shibuya ku, Tokyo
Internet Media Segment	Software	Shibuya ku, Tokyo

Assets are predominantly grouped according to business classification. In regard to fixed assets, the book value is reduced to the recoverable amount and the amount of reduction is recorded as an impairment loss (¥60,177,000 extraordinary loss).
Impairment loss breakdown; software ¥27,696,000, tools and equipment ¥5,429,000, other ¥27,051,000.

*7 —

*8 —

Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)

*6 An impairment loss is reported in relation to the following assets and goodwill.

Use	Type	Location
Unused	Software	Shibuya ku, Tokyo
Internet Infrastructure Segment	Tools and equipment	Shibuya ku, Tokyo
Internet Infrastructure Segment	Goodwill	—
Internet Infrastructure Segment	Software	Shibuya ku, Tokyo
Internet Media Segment	Goodwill	—
Loans and credit Segment	Goodwill	—

Assets are predominantly grouped according to business classification. The book value of fixed assets is reduced to the recoverable amount and the fair value of loans and credit business assets is reduced to the recoverable amount. The reduction amount is recorded as an impairment loss (¥5,954,454,000 extraordinary loss).Impairment loss breakdown: Goodwill (¥5,898,856,000), Software (¥54,900,000), Tools and equipment (¥697,000)
Recoverable amount for tools and equipment and software in the Internet infrastructure segment is based on utility value, free cash flow minus 12.35%. Internet media segment software is based on net realizable amount.

*7 Loss on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change of investees. Breakdown as follows:
GMO Hosting & Security, Inc. ¥5,505,000
GMO Media, Inc. ¥8,824,000

*8. Penalty for breaking a lease
Mainly temporary expenses related to the breaking of a lease contract.

Segment Data

1. Data by segment

Six months ending June 30, 2007 (01.01.2007 – 06.30.2007)

Item	Internet Use Support (Infrastructure) (¥thousands)	Internet Advertising Support (Media) (¥thousands)	Internet Finance (¥thousands)	Total (¥thousands)	Intercompany transaction adjustment or all companies (¥thousands)	Consolidated (¥thousands)
Sales and Operating Profit/Loss Sales						
(1) Sales to unaffiliated customers	9,327,075	6,542,201	14,160,129	30,029,407	–	30,029,407
(2) Internal transactions	91,317	90,482	1,880	183,680	(183,680)	–
Total	9,418,393	6,632,683	14,162,009	30,213,087	(183,680)	30,029,407
Operating Expenses	8,124,086	6,097,507	26,513,270	40,734,864	(209,817)	40,525,047
Operating Profit/Loss (-)	1,294,307	535,176	-12,351,260	-10,521,777	26,137	-10,495,639

(note) 1. Operations are segmented for internal management purposes

2. Main products in each segment

(1) Internet Use Support (Infrastructure)

Internet access provider, domain registration, web hosting, web development & e-commerce solutions, security, payment processing

(2) Internet Advertising Support (Media)

Internet media construction, Internet media & search media, Internet advertising agencies

(3) Internet Finance

loans and credit, Internet securities, venture capital

Six months ending June 30, 2008 (01.01.2008 – 06.30.2008)

Item	Internet Use Support (Infrastructure) (¥thousands)	Internet Advertising Support (Media) (¥thousands)	Other (¥thousands)	Total (¥thousands)	Intercompany transaction adjustment or all companies (¥thousands)	Consolidated (¥thousands)
Sales and Operating Profit/Loss Sales						
(1) Sales to unaffiliated customers	9,424,185	7,713,479	67,024	17,204,689	–	17,204,689
(2) Internal transactions	93,258	31,771	–	125,030	(125,030)	–
Total	9,517,444	7,745,250	67,024	17,329,719	(125,030)	17,204,689
Operating Expenses	8,243,929	7,044,043	60,628	15,348,602	(145,191)	15,203,410
Operating Profit/Loss (-)	1,273,514	701,206	6,396	1,981,117	20,161	2,001,278

(note) 1. Operations are segmented for internal management purposes

2. Main products in each segment

(1) Internet Use Support (Infrastructure)

Internet access provider, domain registration, web hosting, web development & e-commerce solutions, security, payment processing

(2) Internet Advertising Support (Media)

Internet media & search media, Internet advertising agencies, other

(3) Other

Venture capital

3. Changes to Business Segmentation

Following a withdrawal from the loans and credit business and Internet securities business, as of the current interim term the former Internet Finance segment businesses are now reported under Other Businesses, as they are no longer significant to the group.

In the current term Internet Finance business sales were ¥67,024,000, operating profit was ¥6,396,000.

Previous consolidated fiscal year (01.01.2007 – 12.31.2007)

Item	Internet Use Support (Infrastructure) (¥thousands)	Internet Advertising Support (Media) (¥thousands)	Internet Finance (¥thousands)	Total (¥thousands)	Intercompany transaction adjustment or all companies (¥thousands)	Consolidated (¥thousands)
Sales and Operating Profit/Loss						
Sales						
(1) Sales to unaffiliated customers	18,690,817	13,460,747	14,164,222	46,315,788	–	46,315,788
(2) Internal transactions	178,814	133,831	1,880	314,525	(314,525)	–
Total	18,869,631	13,594,579	14,166,102	46,630,313	(314,525)	46,315,788
Operating Expenses	16,556,832	12,499,532	26,546,235	55,602,601	(363,958)	55,238,642
Operating Profit	2,312,798	1,095,046	-12,380,132	-8,972,287	49,433	-8,922,854

(note) 1 Operations are segmented for internal management purposes

2. Main products in each segment

(1) Internet Use Support (Infrastructure)

Internet access provider, domain registration, web hosting, web development, & e-commerce solutions, security, payment processing

(2) Internet Advertising Support (Media)

Internet media & search media, Internet advertising agencies, other

(3) Internet Finance loans and credit, Internet securities, venture capital

2. Segment data by location

In the previous consolidated interim term (01.01.07 – 06.30.07), the current consolidated interim term (01.01.08 – 06.30.08), and the previous consolidated fiscal year (01.01.07 – 12.31.07) over 90% of sales were accounted for domestically and segment data by location has therefore been omitted.

3. Global sales data

In the previous consolidated interim term (01.01.07 – 06.30.07), the current consolidated interim term (01.01.08 – 06.30.08), and the previous consolidated fiscal year (01.01.07 – 12.31.07) less than 10% of sales were accounted for by other countries and global sales data has therefore been omitted.

Per Share Data

Item	Six Months Ending June 30, 2007 (01.01.2007 – 06.30.2007)	Six Months Ending June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
Shareholders' equity per share	¥8.25	¥57.72	¥48.41
Interim net profit/loss (-) per share	-¥217.42	¥9.69	¥231.72
Interim net profit per share (diluted)	—	—	—
	As a net interim loss was recorded, no net profit per share (diluted) is reported despite the presence of latent stock.	As no latent stock exists to dilute existing shares, no net profit per share (diluted) is reported.	As a net loss was recorded, no net profit per share (diluted) is being reported despite the presence of latent stock.

(note) Calculation Basis

Interim Statement Net Profit/Loss Per Share and Net Profit Per Share (Diluted)

Item	Six Months Ending June 30, 2007 (01.01.2007 – 06.30.2007)	Six Months Ending June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
Interim net profit/loss (-) per share			
Interim net profit/loss (-)	-¥15,699,005,000	¥973,903,000	-¥17,598,417,000
Non-common shares (¥thousands)	0	0	0
Interim net profit/loss (-) related to common shares	¥15,699,005,000	¥973,903,000	-¥17,598,417,000
Average number of outstanding shares during the term	72,204,794	100,484,441	75,946,212
Average number of treasury shares during the term	-784	-1,073	-824
Average number of shares during the term	72,204,010	100,483,368	75,945,388
Adjustment amount used in the calculation of interim net profit/loss per share. The amount by which interim net profit is reduced as a result of the impact of latent stock issued by subsidiaries. (¥thousands)	0	0	0
Interim net profit adjustment (¥thousands)	0	0	0
Increase in common shares	0	0	0
(including share warrants)	(0)	(0)	(0)
Latent stock that does not dilute interim profit per share and is not included in the calculation of interim net profit per share (diluted)	2005 Share Warrants 10,000 common shares	2005 Share Warrants 10,000 common shares 4th Unsecured convertible bonds with equity warrants (total face value: ¥1,250,000,000) 1,556,650 common shares	2005 Share Warrants 10,000 common shares 4th Unsecured convertible bonds with share warrants (total face value ¥5,000,000,000) 6,226,600 common shares

Significant Post Balance Sheet Events

Six Months Ending June 30, 2007 (01.01.2007 – 06.30.2007)	Six Months Ending June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
1. Withdrawal from significant businesses The company resolved at a Board of Directors Meeting held on August 13, 2007, to focus management resources on the Internet Use Support (Infrastructure) and Internet Advertising Support (Media) business segments and subsequently withdrew form the loans and credit, and securities businesses. (1) Description and scale of businesses from which the company withdrew Loans and credit business, and Internet securities business (2) Time of withdrawal: August 2007 (3) Operating activities significantly impacted by the withdrawal The withdrawal has no significant impact on the Internet Use Support (Infrastructure) or Internet Advertising Support (Media) segments. 2. Sale of significant subsidiaries (i) Sale of stock in GMO LOAN-CREDIT HOLDINGS As stated above under "1. Withdrawal from Significant Businesses" at a company Board of Directors Meeting on August 13, 2007 it was resolved to withdraw from the loans and credit business and for this reason sell GMO LOAN-CREDIT HOLDINGS, Inc. The sale was executed on August 21, 2007. (1) Purchaser: NK3 Holdings, Inc. (2) Date of sale: August 21, 2007 (3) Business description: Loans and credit business (4) No. of shares sold, sale amount, sale loss or gain, equity holding ratio after sale No. of Shares Sold 105,640 Sale Amount ¥5,282,000 Sale loss or gain 0 thousand yen Equity holding ratio after sale 0% (5) Other significant contracts None	1. Transfer of business On August 14, 2008 a Board of Directors meeting of subsidiary Mighty Server, Inc. agreed to a basic contract under which the managed housing and hosting service business of Inter.net Japan Ltd. would be transferred to Mighty Server. (1) Objective Inter.net Japan Ltd. possesses the advanced technology that is expected to be required to grow managed hosting service businesses going forward. The acquisition makes it possible to provide a high quality, diverse managed hosting service that we believe will contributed to improved consolidated performance. (2) Name of other party in business transfer Inter.net Japan Ltd. (3) Description of business to be transferred Managed housing service, hosting service (4) Amount of assets and liabilities to be transferred The amount of assets concerned in the transfer of business is based on the book value of the assets and liabilities to be transferred. The value of the business to be transferred has not yet been determined. (5) Date of transfer September 8, 2008 – Close of transfer of business contract (tentative) October 1, 2008 – Transfer of business (tentative)	None

Six Months Ending June 30, 2007 (01.01.2007 – 06.30.2007)	Six Months Ending June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
(ii) Sale of stock in consolidated subsidiary GMO Internet Securities, Inc. As stated above under "1. Withdrawal from Significant Businesses" at a company Board of Directors Meeting on August 13, 2007 it was resolved to withdraw from the securities business and for this reason sell GMO Internet Securities, Inc. The sale was executed on August 13, 2007. (1) Purchaser: Masatoshi Kumagai (2) Date of sale: August 13, 2007 (3) Business description: Securities business (4) No. of shares sold, sale amount, sale loss or gain, equity holding ratio No. of Shares Sold 47,286 Sale Amount ¥4,799,529,000 Sale loss or gain ¥2,880,320,000 Equity holding ratio after sale 0% (5) Other significant contracts None (iii) Sale of stock in consolidated subsidiary GMO Hosting & Security, Inc. At a Board of Directors Meeting on August 13, 2007, it was resolved to sell part of shares held in GMO Hosting & Security, Inc. in order to strengthen the company's financial base. This sale was executed on August 14, 2007. (1) Method of Sale: Off-market transaction with securities company (2) Date of sale: August 14, 2007 (3) Business description: web hosting business, security business (4) No. of shares sold, sale amount, sale loss or gain, equity holding ratio No. of Shares Sold 13,490 Sale Amount ¥1,402,557,000 Sale loss or gain ¥770,885,000 Equity holding ratio after sale 51.3% (5) Other significant contracts None 3. Significant loans executed (i) Loan to GMO NetCard, Inc. (now NetCard, Inc.) The company entered into loan contracts with GMO NetCard, Inc. (now NetCard, Inc.) on July 27, and August 2, 2007. The loans were agreed to at GMO Internet Board of Director meetings held on the same days. (1) Date of loans and balance on date of interim report release July 27, 2007 ¥1,600,000,000 August 2, 2007 ¥3,200,000,000 Balance ¥4,800,000,000 (2) Interest Rate: 7% (3) Repayment Deadline: September 28, 2007 (4) Security GMO NetCard, Inc. (now NetCard, Inc.) operating loans, investment securities held, and operating loans in subsidiaries are held as security.		

Six Months Ending June 30, 2007 (01.01.2007 – 06.30.2007)	Six Months Ending June 30, 2008 (01.01.2008 – 06.30.2008)	Previous Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
(ii) Loan to GMO Internet CEO and Representative Director, Masatoshi Kumagai The following monetary loan for consumption, agreed to at a September 10, 2007 Board of Directors meeting was executed between the company and CEO and Representative Director, Masatoshi Kumagai on September 12, 2007. (1) Date of loan and balance September 12, 2007 ¥2,000,000,000 (2) Interest Rate: 2.375% (3) Repayment Deadline: September 30, 2007 (4) Security Securities and real estate are held as security		

5. Non-consolidated Interim Financial Statement

(1) Interim Balance Sheet

Item	Notes	End of Previous 2nd Quarter (As of 06.30.2007) Amount (¥thousands)	Composition (%)	End of Current 2nd Quarter (As of 06.30.2007) Amount (¥thousands)	Composition (%)	End of Previous Fiscal Year (As of12.31.2007) Amount (¥thousands)	Composition (%)
(Assets)							
I Current Assets							
1. Cash and deposits		16,230,755		5,738,700		6,163,491	
2. Accounts receivable		1,328,136		1,147,305		1,169,764	
3. Inventory assets		12,693		15,288		15,312	
4. Short term loans		3,589,994		1,014,828		1,025,253	
5. Deferred tax asset		1,733,072		501,979		394,717	
6. Other		421,748		397,890		476,538	
Allowance for doubtful debt		−588,679		− 598,989		− 612,343	
Total Current Assets		22,727,721	58.7	8,217,003	39.4	8,632,734	40.9
II Fixed Assets							
1 Tangible fixed assets							
(1) Buildings		67,175		56,623		62,828	
(2) Tools and equipment		45,590		31,234		38,136	
(3) Other		429		1,031		379	
Total tangible fixed assets		113,194	0.3	88,890	0.4	101,344	0.5
2 Intangible fixed assets							
(1) Goodwill		164,363		54,787		109,575	
(2) Software		184,483		204,856		193,133	
(3) Nominal software account		32,519		—		11,921	
(4) Telephone subscription rights		12,381		12,381		12,381	
(5) Other		7,662		6,633		7,143	
Total intangible fixed assets		401,411	1.1	278,658	1.3	334,156	1.6
3 Investments and Other Assets							
(1) Investment securities		5,511,725		376,480		407,467	
(2) Affiliated company stock		7,282,023		3,918,850		3,884,172	
(3) Long term loans receivable		152,620		434,262		98,027	
(4) Other affiliated company stock		—		554,225		559,432	
(5) Receivables owed by companies in danger of bankruptcy or in poor financial condition		—		5,569,072		5,633,800	
(6) Security deposit		504,973		522,073		518,421	
(7) Investment real estate		—		4,564,309		4,550,783	
(8) Deferred tax asset		2,087,812		1,886,316		2,000,630	
(9) Other		71,373		64,657		64,683	
Allowance for doubtful debt		−2,800		− 5,570,958		− 5,636,929	
Allowance for investment losses		−158,241		− 21,585		− 21,585	
Total Investments and Other Assets		15,449,488	39.9	12,297,704	58.9	12,058,904	57.0
Total Fixed Assets		15,964,094	41.3	12,665,253	60.6	12,494,405	59.1
Total Assets		38,691,815	100.0	20,882,257	100.0	21,127,139	100.0

Item	Notes	End of Previous 2nd Quarter (As of 06.30.2007) Amount (¥thousands)		Composition (%)	End of Current 2nd Quarter (As of 06.30.2007) Amount (¥thousands)		Composition (%)	End of Previous Fiscal Year (As of12.31.2007) Amount (¥thousands)		Composition (%)
(Liabilities)										
I Current Liabilities										
1. Short term debt			23,193,332			2,800,000			12,000,000	
2. Accrued amount payable			1,144,882			1,152,735			1,166,392	
3. Accrued expenses			117,447			8,365			60,633	
4. Advance payment received			227,281			191,616			199,926	
5. Deposit received			2,335,936			1,032,586			40,340	
6. Allowance for bonuses			35,313			40,382			12,200	
7. Other			106,845			70,682			88,054	
Total Current Liabilities			27,161,038	70.2		5,296,368	25.3		13,567,548	64.2
II Fixed Liabilities										
1. Bonds			1,000,000			1,000,000			1,000,000	
2. Unsecured convertible bonds with share warrants			5,000,000			1,250,000			5,000,000	
3. Security deposit received			171,476			284,649			268,431	
4. Long term debt			7,143,336			10,950,000			—	
Total Fixed Liabilities			13,314,812	34.4		13,484,649	64.6		6,268,431	29.7
Total Liabilities			40,475,851	104.6		18,781,017	89.9		19,835,980	93.9

Item	Notes	End of Previous 2nd Quarter (As of 06.30.2007) Amount (¥thousands)		Composition (%)	End of Current 2nd Quarter (As of 06.30.2007) Amount (¥thousands)		Composition (%)	End of Previous Fiscal Year (As of12.31.2007) Amount (¥thousands)		Composition (%)
(Net Assets)										
I Shareholders' Equity										
1. Capital Stock			9,651,757	25.0		1,276,834	6.2		12,631,977	59.8
2. Capital Surplus (1) Capital reserve		11,311,678			—			14,270,458		
Total Capital Surplus			11,311,678	29.2		—			14,270,458	67.5
3. Earned surplus (1) Other earned surplus										
Earned surplus carried forward		-22,770,788			823,248			- 25,625,600		
Total Earned Surplus			-22,770,788	-58.8		823,248	3.9		- 25,625,600	- 121.3
4. Treasury stock			-208	-0.0		- 415	-0.0		- 347	-0.0
Total Shareholders' Equity			-1,807,561	-4.6		2,099,667	10.1		1,276,487	6.0
II Gaps in Appraisals, Conversions, etc.										
1. Other gaps in appraisal of securities			12,068			465			10,265	
2. Hedging profit/loss carried forward			11,457			1,106			4,406	
Total Gaps in Appraisals, Conversions, etc.			23,526	0.0		1,571	0.0		14,672	0.1
Total Net Assets			-1,784,035	-4.6		2,101,239	10.1		1,291,159	6.1
Total Liabilities, Net Assets			38,691,815	100.0		20,882,257	100.0		21,127,139	100.0

(2) Interim Profit and Loss Statement

		For the Six Months Ended June 30, 2007			For the Six Months Ended June 30, 2008			For the Fiscal Year Ended December 31, 2007		
Item	Notes	Amount (¥thousands)		(%)	Amount (¥thousands)		(%)	Amount (¥thousands)		(%)
I Operating Revenue			6,589,673	100.0		6,351,471	100.0		12,933,358	100.0
II Business Expenses			4,254,897	64.6		4,293,783	67.6		8,567,496	66.2
III Sales General & Administrative Expenses			1,545,911	23.4		1,456,392	22.9		3,051,189	23.6
Operating Profit			788,865	12.0		601,295	9.5		1,314,672	10.2
IV Non Operating Revenue			360,596	5.4		608,452	9.6		622,729	4.8
V Non Operating Expenses			411,170	6.2		316,553	5.0		831,275	6.4
Ordinary Profit			738,290	11.2		893,193	14.1		1,106,126	8.6
VI Extraordinary Profit			—	—		61,659	1.0		4,524,226	35.0
VII Extraordinary Loss			26,848,837	407.4		112,014	1.8		33,159,266	256.4
Net Interim Profit or Loss (-) before Adjustments for Tax etc.			-26,110,546	-396.2		842,839	13.3		- 27,528,912	- 212.8
Corporate, Municipal and Enterprise Taxes		2,266			3,551			7,102		
Adjustment for Corporate Tax etc		-3,342,024	-3,339,758	-50.7	16,039	19,590	0.3	- 1,910,414	- 1,903,312	- 14.7
Interim Net Profit or Loss (-)			-22,770,788	-345.5		823,248	13.0		- 25,625,600	- 198.1

(3) Statement of Changes in Non-consolidated Interim Shareholders' Equity etc.
(from January 01, 2007 to June 30, 2007)

	Shareholders' Equity			
	Capital Stock	Capital Surplus		
		Capital Reserve	Other Capital Surplus	Total Capital Surplus
Balance on 12.31.2006 (¥thousands)	7,148,299	9,065,600	122,741	9,188,342
Changes during the term				
New share issue (third party allocation) (¥thousands)	2,503,458	2,496,542		2,496,542
Reduction of earned reserve (¥thousands)				
Reduction of capital reserve (¥thousands)		-250,464	250,464	—
Transfer from other capital surplus to other earned surplus (¥thousands)			-373,206	-373,206
Interim net loss (¥thousands)				
Change in items other than shareholders' equity in the term (net amount) (¥thousands)				
Total amount of change in the term (¥thousands)	2,503,458	2,246,077	-122,741	2,123,336
Balance on 06.30.2007 (¥thousands)	9,651,757	11,311,678	—	11,311,678

	Shareholders' Equity					
	Earned Surplus				Treasury Stock	Total Shareholders' Equity
	Earned Reserve	Other Earned Surplus		Total Earned Surplus		
		Special Reserve	Earned Surplus Carried Forward			
Balance on 12.31.2006 (¥thousands)	13,600	700,000	-1,086,806	-373,206	-208	15,963,226
Changes during the term						
New share issue (third party allocation) (¥thousands)						5,000,000
Reduction of earned reserve (¥thousands)	-13,600		13,600			—
Reduction of capital reserve (¥thousands)						—
Transfer from other capital surplus to other earned surplus (¥thousands)		-700,000	1,073,206	373,206		—
Interim net loss (¥thousands)			-22,770,788	-22,770,788		-22,770,788
Change in items other than shareholders' equity in the term (net amount) (¥thousands)						
Total amount of change in the term (¥thousands)	-13,600	-700,000	-21,683,982	-22,397,582		-17,770,788
Balance on 06.30.2007 (¥thousands)	—	—	-22,770,788	-22,770,788	-208	-1,807,561

	Gaps in Appraisals, Conversions, etc			Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss	Total Gap in Appraisals, Conversions, etc.	
Balance on 12.31.2006 (¥thousands)	25,032	13,351	38,383	16,001,610
Changes during the term				
New share issue (third party allocation) (¥thousands)				5,000,000
Reduction of earned reserve (¥thousands)				—
Reduction of capital reserve (¥thousands)				—
Transfer from other capital surplus to other earned surplus (¥thousands)				—
Interim net loss (¥thousands)				-22,770,788
Change in items other than shareholders' equity in the term (net amount) (¥thousands)	-12,963	-1,893	-14,857	-14,857
Total amount of change in the term (¥thousands)	-12,963	-1,893	-14,857	-17,785,645
Balance on 06.30.2007 (¥thousands)	12,068	11,457	23,526	-1,784,035

(from January 01, 2008 to June 30, 2008)

	Shareholders' Equity			
	Capital Stock	Capital Surplus		
		Capital Reserve	Other Capital Surplus	Total Capital Surplus
Balance on 12.31.2007 (¥thousands)	12,631,977	14,270,458	−	14,270,458
Changes during the term				
Reduction of capital (transfer from capital surplus to earned surplus) (¥thousands)	-11,355,142		11,355,142	11,355,142
Reduction of reserve (transfer from capital surplus to earned surplus) (¥thousands)		-14,270,458	14,270,458	−
Transfer from other capital surplus to other earned surplus (¥thousands)			-25,625,600	-25,625,600
Interim net profit (¥thousands)				
Acquisition of treasury stock (¥thousands)				
Change in items other than shareholders' equity in the term (net amount) (¥thousands)				
Total amount of change in the term (¥thousands)	-11,355,142	-14,270,458	−	-14,270,458
Balance on 06.30.2008	1,276,834	−	−	−

	Shareholders' Equity			
	Earned Surplus		Treasury Stock	Total Shareholders' Equity
	Other Earned Surplus	Total Earned Surplus		
	Earned Surplus Carried Forward			
Balance on 12.31.2007 (¥thousands)	-25,625,600	-25,625,600	-347	1,276,487
Changes during the term				
Reduction of capital (transfer from capital surplus to earned surplus) (¥thousands)				
Reduction of reserve (transfer from capital surplus to earned surplus) f(¥thousands)				
Transfer from other capital surplus to other earned surplus (¥thousands)	25,625,600	25,625,600		−
Interim net profit (¥thousands)	823,248	823,248		823,248
Acquisition of treasury stock (¥thousands)			-68	-68
Change in items other than shareholders' equity in the term (net amount) (¥thousands)				
Total amount of change in the term (¥thousands)	26,448,849	26,448,849	-68	823,179
Balance on 06.30.2008	823,248	823,248	-415	2,099,667

	Gaps in Appraisals, Conversions, etc			Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss	Total Gap in Appraisals, Conversions, etc.	
Balance on 12.31.2007 (¥thousands)	10,265	4,406	14,672	1,291,159
Changes during the term				
Reduction of capital (transfer from capital surplus to earned surplus) (¥thousands)				
Reduction of reserve (transfer from capital surplus to earned surplus) f(¥thousands)				
Transfer from other capital surplus to other earned surplus (¥thousands)				
Interim net profit (¥thousands)				823,248
Acquisition of treasury stock (¥thousands)				-68
Change in items other than shareholders' equity in the term (net amount) (¥thousands)	-9,800	-3,300	-13,100	-13,100
Total amount of change in the term (¥thousands)	-9,800	-3,300	-13,100	810,079
Balance on 06.30.2008	465	1,106	1,571	2,101,239

Previous Fiscal Year (01.01.2007 – 12.31.2007)

	Shareholders' Equity			
	Capital Stock	Capital Surplus		
		Capital Reserve	Other Capital Surplus	Total Capital Surplus
Balance on 12.31.2006 (¥thousands)	7,148,299	9,065,600	122,741	9,188,342
Change in the fiscal year				
Issue of new stock (¥thousands)	5,483,678	5,455,322		5,455,322
Reduction of earned reserve (¥thousands)				
Reduction of capital reserve (¥thousands)		-250,464	250,464	
Transfer from other capital surplus to other earned surplus (¥thousands)			-373,206	-373,206
Net loss (¥thousands)				
Acquisition of treasury stock (¥thousands)				
Change in items other than shareholders' equity in the fiscal year (net amount) (¥thousands)				
Total change in the fiscal year (¥thousands)	5,483,678	5,204,857	-122,741	5,082,116
Balance on 12.31.2007 (¥thousands)	12,631,977	14,270,458	–	14,270,458

	Shareholders' Equity					
	Earned Surplus				Treasury Stock	Total Shareholders' Equity
	Earned Reserve	Other Earned Surplus		Total Earned Surplus		
		Special Reserve	Earned Surplus Carried Forward			
Balance on 12.31.2006 (¥thousands)	13,600	700,000	-1,086,806	-373,206	-208	15,963,226
Change in the fiscal year						
Issue of new stock (¥thousands)						10,939,000
Reduction of earned reserve (¥thousands)	-13,600		13,600			
Reduction of capital reserve (¥thousands)						
Transfer from other capital surplus to other earned surplus (¥thousands)		-700,000	1,073,206	373,206		
Net loss (¥thousands)			-25,625,600	-25,625,600		-25,625,600
Acquisition of treasury stock (¥thousands)					-139	-139
Change in items other than shareholders' equity in the fiscal year (net amount) (¥thousands)						
Total change in the fiscal year (¥thousands)	-13,600	-700,000	-24,538,794	-25,252,394	-139	-14,686,739
Balance on 12.31.2007 (¥thousands)	–	–	-25,625,600	-25,625,600	-347	1,276,487

	Gaps in Appraisals, Conversions, etc			Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss	Total Gap in Appraisals, Conversions, etc.	
Balance on 12.31.2006 (¥thousands)	25,032	13,351	38,383	16,001,610
Change in the fiscal year				
Issue of new stock (¥thousands)				10,939,000
Reduction of earned reserve (¥thousands)				
Reduction of capital reserve (¥thousands)				
Transfer from other capital surplus to other earned surplus (¥thousands)				
Net loss (¥thousands)				-25,625,600
Acquisition of treasury stock (¥thousands)				-139
Change in items other than shareholders' equity in the fiscal year (net amount) (¥thousands)	-14,767	-8,944	-23,711	-23,711
Total change in the fiscal year (¥thousands)	-14,767	-8,944	-23,711	-14,710,450
Balance on 12.31.2007 (¥thousands)	10,265	4,406	14,672	1,291,159

(4) Significant Issues Affecting the Company's Ability to Continue Business (Going Concern)

Previous Interim Accounting Term (01.01.2007 – 06.30.2007)	Current Interim Accounting Term (01.01.2008 – 06.30.2008)	Previous Fiscal Year (01.01.2007 - 12.31.2007)
During the current term the company resolved to sell stock in loans and credit company, GMO LOAN-CREDIT HOLDINGS. Inc. Subsequently a ¥26,331,730,000 loss on evaluation of stock in an affiliated company was recorded resulting in an interim net loss of ¥22,770,788,000 and a negative net worth of ¥1,784,035,000. As a result, at the end of the term significant concerns have arisen about the companies ability to continue as a going concern. The company is revising its management strategy at the same time as proceeding with sale of assets to strengthen capital. Sale of Assets At a Board of Directors meeting held on August 13, 2007 it was resolved to sell stock held in affiliated companies, GMO Internet Securities, Inc. (entire stake) and GMO Hosting & Security, Inc. (partial stake) The resulting sale gain eliminated the negative net worth. Moving forward, through the sale of stock in companies with a low relevance to the Internet Infrastructure and Internet Media business segments we will increase liquidity and cash on hand and reduce interest bearing liabilities while securing profits through sale gains and a reduction in interest burden. While our financial condition currently violates financial covenants attached to syndicate loans and other loans we have received support from the relevant financial institutions that acceleration clauses will not be activated. The interim financial statements have been made based on the assumption of business continuity; the impact of these significant issues is not reflected in the interim financial statement.	—	—

Significant Post Balance Sheet Events

<table>
<tr><th>Previous Interim Accounting Term
(01.01.2007 – 06.30.2007)</th><th>Current Interim Accounting Term
(01.01.2008 – 06.30.2008)</th><th>Previous Fiscal Year
(01.01.2007 – 12.31.2007)</th></tr>
<tr><td>1. Withdrawal from significant businesses
The company resolved at a Board of Directors Meeting held on August 13, 2007, to focus management resources on the Internet Use Support (Infrastructure) and Internet Advertising Support (Media) businesses and subsequently withdrew form the loans and credit, and securities businesses.
(1) Description and scale of businesses from which the company withdrew: Loans and credit business, and Internet securities business
(2) Time of withdrawal: August 2007
(3) Operating activities significantly impacted by the withdrawal: The withdrawal has no significant impact on the Internet Use Support (Infrastructure) or Internet Advertising Support (Media) business segments.

2. Sale of significant subsidiaries
(i) Sale of GMO LOAN-CREDIT HOLDINGS, Inc.
As stated above under "1. Withdrawal from Significant Businesses" at a company Board of Directors Meeting on August 13, 2007 it was resolved to withdraw from the loans and credit business and for this reason sell GMO LOAN-CREDIT HOLDINGS, Inc. The sale was executed on August 21, 2007.
(1) Purchaser: NK3 Holdings, Inc.
(2) Date of sale: August 21, 2007
(3) Business description: Loans and credit business
(4) No. of shares sold, sale amount, sale loss or gain, equity holding ratio
No. of Shares Sold 105,640
Sale Amount ¥5,282,000
Sale loss or gain 0 thousand yen
Equity holding ratio after sale 0%
(5) Other significant contracts
None
(ii) Sale of stock in consolidated subsidiary GMO Internet Securities, Inc.
As stated above under "1. Withdrawal from Significant Businesses" at a company Board of Directors Meeting on August 13, 2007 it was resolved to withdraw from the securities business and for this reason sell GMO Internet Securities, Inc. The sale was executed on August 13, 2007.
(1) Purchaser: Masatoshi Kumagai
(2) Date of sale: August 13, 2007
(3) Business description: Securities business
(4) No. of shares sold, sale amount, sale loss or gain, equity holding ratio
No. of Shares Sold 47,286
Sale Amount ¥4,799,529,000
Sale loss or gain ¥2,025,608,000
Equity holding ratio after sale 0%
(5) Other significant contracts
None</td><td>Significant Transfer of Business
At a GMO Internet Board of Directors meeting on May 20, 2008, it was resolved to transfer the company's corporate sales division to consolidated subsidiary GMO Solution Partner, Inc. to consolidate management resources with the objective of further strengthening our e-commerce solutions business.
(1) Name of company to which business is transferred
GMO Solution Partner, Inc.
(2) Description and scale of business to transfer
E-commerce solutions business (corporate sales division)
Sales ¥1,798,738,000
(Full year ended December 2007)
(3) Amount of assets and liabilities to transfer
Assets: ¥306,548,000
Liabilities: ¥188,026,000
(4) Date of transfer: July 1, 2008
(5) Value of Transfer: ¥118,522,000</td><td></td></tr>
</table>

Previous Interim Accounting Term (01.01.2007 – 06.30.2007)	Current Interim Accounting Term (01.01.2008 – 06.30.2008)	Previous Fiscal Year (01.01.2007 – 12.31.2007)
(iii) Sale of stock in subsidiary GMO Hosting & Security, Inc. At a Board of Directors Meeting on August 13, 2007, it was resolved to sell part of shares held in subsidiary GMO Hosting & Security, Inc. in order to strengthen the company's financial base. This sale was executed on August 14, 2007. (1) Method of Sale: Off-market transaction with securities company (2) Date of sale: August 14, 2007 (3) Business description: web hosting business, security business (4) No. of shares sold, sale amount, sale loss or gain, equity holding ratio No. of Shares Sold 13,490 Sale Amount ¥1,402,557,000 Sale loss or gain ¥1,081,610,000 Equity holding ratio after sale 51.3% (5) Other significant contracts None 3. Significant loans executed (i) Loan to GMO NetCard, Inc. (now NetCard, Inc.) The company entered into loan contracts with GMO NetCard, Inc. (now NetCard, Inc.) On July 27, and August 2, 2007. The loans were agreed to at GMO Internet Board of Director meetings held on the same days. (1) Date of loan and balance on date of interim annual report release July 27, 2007 ¥1,600,000,000 August 2, 2007 ¥3,200,000,000 Balance ¥4,800,000,000 (2) Interest Rate: 7% (3) Repayment Deadline: September 28, 2007 (4) Security GMO NetCard, Inc. (now NetCard, Inc.) operating loans, investment securities, and operating loans in GMO NetCard subsidiaries are held as security. (ii) Loan to GMO Internet CEO and Representative Director, Masatoshi Kumagai The following monetary loan for consumption, agreed to at a September 10, 2007 Board of Directors meeting was executed between the company and CEO and Representative Director, Masatoshi Kumagai on September 12, 2007. (1) Date of loan and balance September 12, 2007 ¥2,000,000,000 (2) Interest Rate: 2.375% (3) Repayment Deadline September 30, 2007 (4) Security Securities and real estate are held as security		

September 2, 2008

For Immediate Release

Company Name: GMO Internet, Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Change in Organization Structure and Director Responsibility

At the GMO Internet Board of Directors meeting convened on September 1, 2008, it was resolved to make the following changes to organization structure and Director responsibility.

Due to the expanding scope of Executive Office duties, the company announces the following changes to the structure of the organization effective September 1, 2008. These changes are aimed at increasing efficiency.

(1) The public relations function has been detached from the Executive Office and a new Group PR Office has been established. The Director in charge of the new office is Managing Director (Group Management Division), Masashi Yasuda.
(2) The Executive Office has been renamed Group CEO Office and will be dedicated to supporting CEO and Representative Director (Group CEO), Masatoshi Kumagai. This division will continue to be lead by Director and Executive Office General Manager, Naoya Watanabe.

Name	New Area or Division of Responsibility	Former Area or Division of Responsibility
Masashi Yasuda	Managing Director Group Management Divisions (Group PR Office) *	Managing Director Group Management Divisions
Naoya Watanabe	Director Group CEO Office General Manager	Director Executive Office General Manager

(*) Group PR Office will be headed by Managing Director, Masashi Yasuda. However, the Group PR Office is part of the Group Management Division and therefore there is no change to the title Managing Director, Group Management Divisions.

END